     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1999.


                                                      REGISTRATION NO. 333-74201
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 5 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               quepasa.com, inc.
               (Exact name of registrant as specified in charter)

                NEVADA                                  7379                                86-0879433
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                               ONE ARIZONA CENTER
                        400 EAST VAN BUREN, FOURTH FLOOR
                             PHOENIX, ARIZONA 85004
                                 (602) 716-0106
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                   GARY L. TRUJILLO, CHIEF EXECUTIVE OFFICER
                               quepasa.com, inc.
                               ONE ARIZONA CENTER
                        400 EAST VAN BUREN, FOURTH FLOOR
                             PHOENIX, ARIZONA 85004
                                 (602) 716-0106
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                        Copies of all communications to:

                   JEFFREY M. KNETSCH                                      JOSEPH P. RICHARDSON
            BROWNSTEIN HYATT & FARBER, P.C.                                   BRYAN CAVE LLP
                 410 SEVENTEENTH STREET                               TWO NORTH CENTRAL AVE., #22000
                    DENVER, CO 80202                                        PHOENIX, AZ 85004
                     (303) 223-1100                                           (602) 364-7000
                  (303) 223-1111 (FAX)                                     (602) 364-7070 (FAX)

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS                 AMOUNT                 PROPOSED            PROPOSED MAXIMUM             AMOUNT
          OF SECURITIES                    TO BE               MAXIMUM PRICE             AGGREGATE                   OF
        TO BE REGISTERED                 REGISTERED              PER SHARE           OFFERING PRICE(1)        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value....   4,600,000 shares(2)            $12.00               $55,200,000               $16,284
---------------------------------------------------------------------------------------------------------------------------------
Representative's Warrants........     400,000 warrants               --                     $100                     --
---------------------------------------------------------------------------------------------------------------------------------
Common Stock underlying the
  Representative's Warrants(3)...      400,000 shares              $14.40               $ 5,760,000               $ 1,699
---------------------------------------------------------------------------------------------------------------------------------
         Total...................                                                                                $17,983(4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.
(2) Includes the overallotment option granted to the representative of 600,000 shares.
(3) Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares of common stock issuable upon exercise of the representative's warrants is subject to adjustment in accordance with the anti-dilution provisions of such warrants.
(4) Previously paid.

    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION DATED JUNE 21, 1999


                        4,000,000 SHARES OF COMMON STOCK

                               [QUEPASA.COM LOGO]

     Quepasa.com, inc. operates an Internet portal and online community that provides users with information and interactive content centered around the Spanish language. The quepasa.com community includes a search engine, free e-mail, Spanish-language news feeds, chat rooms and message boards.

     We are offering 4,000,000 shares of common stock at between $10.00 and $12.00 per share.

     We have applied to list our common stock on the Nasdaq National Market under the symbol "PASA."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price:......................................  $           $
                                                              --------    --------
Underwriting discounts and commissions:.....................  $           $
                                                              --------    --------
Proceeds to quepasa.com, inc.:..............................  $           $
                                                              --------    --------

     We have granted the underwriters an option for 45 days to purchase up to an additional 600,000 shares at the same price indicated above solely to cover overallotments.

                                                    [H.C. Wainwright & Co. Logo]
[Cruttenden Roth Logo]

               The date of this prospectus is             , 1999.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         [INSIDE FRONT COVER PAGE: SCREENSHOT OF QUEPASA.COM HOMEPAGE]

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
Risk Factors................................................    5
Use of Proceeds.............................................    9
Dividend Policy.............................................    9
Dilution....................................................   10
Capitalization..............................................   11
Selected Financial Data.....................................   12
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   13
Our Business................................................   17
Our Management..............................................   27
Principal Stockholders......................................   32
Related Party and Other Material Transactions...............   32
Description of Securities...................................   34
Underwriting................................................   36
Legal Matters...............................................   38
Experts.....................................................   38
Change of Accountants.......................................   38
Additional Information......................................   39
Financial Statements........................................  F-1

                               PROSPECTUS SUMMARY

     The following summary includes all material items relating to the offering and should be read with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

OUR BUSINESS

     Quepasa.com is a Spanish-language Internet portal and online community focused initially on the U.S. Hispanic market. We provide users with information and interactive content centered around the Spanish language. Because the language preference of many acculturated U.S. Hispanics is English, we also offer our users the ability to access information and services in the English language. We draw viewers to our Web site by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. Our online community includes a search engine, free e-mail, Spanish-language news feeds, chat rooms and message boards. We are a development stage company having launched the quepasa.com Web site in November 1998 and have not yet generated significant revenue. We anticipate that our principal source of revenue will be fees paid by third parties for advertising their products and services on our Web site.

OUR MARKET OPPORTUNITY

     Our objective is to establish quepasa.com as a leading worldwide Spanish-language online community, offering our services to Spanish-speaking Internet users residing in the United States, Latin America, Europe and other regions of the world. We believe that the Spanish-language Internet market is presently underserved. Our initial focus is the U.S. Hispanic market where we believe there will continue to be dramatic growth among Internet users. With respect to the Spanish-language Internet market:

     - The U.S. Hispanic population totals 29.6 million people or 11% of the U.S. population and is expected to grow to 41.1 million or 14% of the total U.S. population by 2010;

     - Total U.S. Hispanic purchasing power is projected to be $383.0 billion in 1999, representing an increase of approximately 84% since 1990;

     - Between 1994 and 1998, the percentage of U.S. Hispanic households that owned computers increased from 13% to 30%, which amounted to approximately 130% growth in four years;

     - Between 1994 and 1998, the percentage of U.S. Hispanic households with Internet access grew from 2% to 15%, which amounted to approximately 650% growth in four years;

     - According to International Data Corporation, the number of Internet users in Latin America, excluding Portuguese-speaking Brazilians, is expected to increase from 2.5 million at year end 1998 to 11.7 million by year end 2003;

     - Spanish is the world's third most spoken language, used by approximately 350 million native speakers; and

     - Twenty-one countries consider Spanish their primary language.

OUR STRATEGY

     We are establishing quepasa.com as a leading Spanish-language online community by executing a business strategy that includes:

     - Developing quepasa.com in the United States and then globally as a leading brand associated with the Internet for Spanish-language users;

     - Acquiring and developing additional content and features for the quepasa.com community;

     - Entering into strategic relationships with business partners who offer unique media, content, technology and distribution capabilities;

     - Expanding into additional Spanish-speaking markets; and

     - Generating revenue from the sale of advertising and through electronic commerce.

OUR STRATEGIC RELATIONSHIPS

     We have developed strategic relationships with leading providers of media and content, including:

        - Telemundo Network Group LLC, a U.S. Spanish-language television network owned by Sony and Liberty Media;

        - Miami Herald Online;

        - Fox Sports World Espanol;

        - Arizona Diamondbacks;

        - Reuters NewMedia; and

        - WeatherLabs.

     Our search engine is provided by Inktomi, a leader in search technology. Exodus and GTE, two of the largest companies involved in connecting users to the Internet, provide high-speed connections between our users, quepasa.com and Inktomi. We have an agreement with 24/7 Media, Inc., a leading provider of Internet advertising solutions, to sell advertising on our Web site to customers solicited by 24/7 Media.

     We believe growth in our Web site traffic was the result of advertising campaigns and the continued development of our Web site content and features. Our page views, which represent the number of times our server delivers a page to a user, grew from approximately 103,700 in January 1999 to approximately 4,600,000 in May 1999 and our user session length grew from an average of approximately 7.0 minutes to approximately 17.2 minutes. Total user sessions grew from 40,284 in January 1999 to 418,200 in May 1999. Between February 28 and June 15, 1999 our registered e-mail users grew from 201 to approximately 34,000.

OUR HISTORY

     We were incorporated in Nevada in June 1997 under the name Internet Century, Inc. and changed our name in December 1998 to quepasa.com, inc. to reflect our decision to operate a Spanish-language portal and online community. Our corporate offices are located at One Arizona Center, 400 East Van Buren, Fourth Floor, Phoenix, Arizona 85004, telephone number (602) 716-0106. Our quepasa.com Web site is located at www.quepasa.com. Information contained in our Web site should not be considered a part of this prospectus.

THE OFFERING

     Unless otherwise indicated, all information in this prospectus assumes (1) no exercise of the overallotment option granted to the underwriters and (2) an offering price of $11.00 per share.

Securities Offered(1)......  4,000,000 shares of common stock.

Common Stock Outstanding
  Prior to Offering(2).....  9,775,833 shares of common stock.

Common Stock to be
  Outstanding After
  Offering(2)..............  13,775,833 shares of common stock.

Use of Proceeds............  Marketing and advertising expenses; development and acquisition costs for additional Web site content and features; general, administrative and other operating expenses; technology and equipment purchases; and working capital.

Proposed Nasdaq National
  Market Symbol............  PASA

Risk Factors...............  Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.
---------------

(1) If the overallotment option granted to the underwriters is exercised in full, 600,000 additional shares of common stock will be sold, with estimated net proceeds to be received of $5,940,000 after deducting commissions and expenses.

(2) Excludes an aggregate of 3,398,000 shares of common stock issuable upon exercise of outstanding stock options and common stock purchase warrants and 400,000 shares of common stock issuable upon exercise of common stock purchase warrants to be issued to the representative of the underwriters upon completion of the offering. See "Management -- Stock Option Plan" and "Underwriting."

                             SUMMARY FINANCIAL DATA

     The following tables set forth financial information which has been derived from our audited financial statements for the period from inception, June 25, 1997, through December 31, 1997, for the year ended December 31, 1998 and cumulative from inception, June 25, 1997 to December 31, 1998. The tables also include financial information which has been derived from our unaudited financial statements as of March 31, 1999, the three months ended March 31, 1999 and 1998 and cumulative from inception (June 25, 1997) through March 31, 1999.

                                                                                                       CUMULATIVE
                                                                    INCEPTION        CUMULATIVE      FROM INCEPTION
                          THREE MONTHS ENDED                     (JUNE 25, 1997)   FROM INCEPTION    (JUNE 25, 1997)
                              MARCH 31,            YEAR ENDED          TO          (JUNE 25, 1997)         TO
    STATEMENT OF       ------------------------   DECEMBER 31,    DECEMBER 31,           TO           DECEMBER 31,
   OPERATIONS DATA        1999          1998          1998            1997         MARCH 31, 1999         1998
   ---------------     -----------   ----------   ------------   ---------------   ---------------   ---------------
Product and content
  development
  expenses...........  $   186,691   $    4,330   $   414,873      $       --       $    601,564       $   414,873
Advertising and
  marketing
  expenses...........    2,062,607           --       250,419              --          2,313,026           250,419
Stock-based
  compensation
  expenses...........      479,000           --     5,265,364              --          5,744,364         5,265,364
General and
  administrative
  expenses...........      950,299        9,137       534,632           3,703          1,488,634           538,335
Net loss.............  $(3,683,219)  $  (13,467)  $(6,513,228)     $   (2,903)      $(10,199,350)      $(6,516,131)
Weighted average
  number of shares
  outstanding........    9,075,833    9,075,833     9,075,833       9,075,833          9,075,833         9,075,833
Net loss per share...  $      (.41)          --   $      (.72)             --       $      (1.12)      $      (.72)

                                                  DECEMBER 31,
                                              ---------------------
                                                1997        1998            MARCH 31, 1999
                                              --------   ----------   ---------------------------
BALANCE SHEET DATA                             ACTUAL      ACTUAL       ACTUAL     AS ADJUSTED(1)
------------------                            --------   ----------   ----------   --------------
Working capital (deficit)...................  $ (2,883)  $3,563,302   $ (516,157)   $38,523,843
Total assets................................  $  2,582   $4,611,464   $3,290,957    $40,330,957
Total liabilities...........................  $  5,465   $  691,042   $2,574,754    $   574,754
Stockholders' (deficit) equity..............  $ (2,883)  $3,920,422   $  716,203    $39,756,203

---------------

(1) As adjusted to reflect the sale of 4,000,000 shares of common stock offered hereby at an assumed offering price of $11.00 per share and the application of the net proceeds. See "Use of Proceeds."

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of these risks occur, our business, results of operations and financial condition could be adversely affected. This could cause the trading price of our common stock to decline, and you might lose part or all of your investment.

OUR OPERATING HISTORY IS EXTREMELY LIMITED; WE EXPECT FUTURE LOSSES AND MAY NEED MORE CAPITAL

     We were incorporated in June 1997 and have generated no significant revenue from our quepasa.com Web site. Accordingly, we have no operating history upon which an investor can evaluate us, and our prospects are subject to the risks and uncertainties encountered by companies that operate in the new and rapidly evolving Internet market.

     As of March 31, 1999, we had an accumulated deficit of approximately $10.6 million. Our limited operating history and the uncertainty of the Internet market in which we operate our business make any prediction of our future results of operations difficult or impossible. We expect to increase considerably our operating expenses in the future, particularly advertising expenses to develop and extend our quepasa.com brand and expenses relating to content and features that we intend to develop, purchase or otherwise acquire and add to our Web site. We do not expect that our revenue will cover those expenses. As a result, we will continue to incur significant losses and may need to raise additional capital. We cannot assure that we will be able to raise additional capital and we do not know what the terms of such capital raising would be. Any future sale of our equity securities would dilute the ownership and control of our stockholders and could be at prices substantially below the offering price.

WE WILL BE UNABLE TO GENERATE SUFFICIENT ADVERTISING REVENUE IF OUR TARGET AUDIENCE DOES NOT ACCEPT OUR PRODUCTS AND SERVICES

     We have only recently begun to promote our site and we cannot give assurances that the Spanish-speaking population will accept our products and services or that we will attract repeat users to our Web site. Because the market for our products and services is new and evolving, it is difficult to predict the future growth rate, if any, and the size of the market we have targeted. If the market develops more slowly than we expect or becomes saturated with competitors, or if our products and services are not accepted by the market, we will be unable to generate enough advertising revenue to offset our expenses and to earn profits.

OUR INABILITY TO DEVELOP THE QUEPASA.COM BRAND WILL SIGNIFICANTLY REDUCE OUR ADVERTISING REVENUE

     We intend to spend a significant portion of the net proceeds from this offering to create and sustain a distinct brand loyalty among our targeted population of Internet users. We believe that establishing and maintaining the quepasa.com brand is of critical importance to our efforts to attract and expand our audience. We also believe that brand recognition will become more important due to the increasing number of Internet sites. Promotion and enhancement of the quepasa.com brand will depend largely on our success in providing high quality products and services and Web site content that is of interest to the worldwide Spanish-speaking population. We cannot assure that success. Even if our desired results are achieved, it is likely that we will expend significant additional amounts in further developing and maintaining brand loyalty. Failure to develop brand loyalty among our users could result in our being unable to generate enough advertising revenue to offset our expenses and to earn profits.

IF WEB-BASED ADVERTISING IS NOT ACCEPTED BY ADVERTISERS OUR ADVERTISING REVENUE MAY NOT BE SUFFICIENT TO OFFSET OUR EXPENSES

     We will need revenue from the sale of advertisements on our Web pages to offset expenses. At the present time, Web advertisers generally enter into only short-term advertising contracts. Because Web site advertising is a new phenomenon, few advertisers have significant experience with the Web as an advertising medium. Consequently, many advertisers have not devoted a substantial portion of their advertising expenditures to Web-based advertising, and may not find Web-based advertising to be effective for promoting their products and services as compared to traditional print and broadcast media.

     No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and we can give no assurance that such standards will be developed or adopted sufficiently to sustain Web-based advertising as a significant advertising medium. We cannot give assurances that banner advertising, the predominant revenue producing mode of advertising currently used on the Web, will be accepted as an effective advertising medium or that we can effectively transition to any other forms of Web-based advertising, should they develop. Recently, software programs became available that limit or remove advertisements from an Internet user's desktop. This software, if generally adopted by users, may materially and adversely affect Web-based advertising.

OUR WEB SITE OPERATIONS COULD BE IMPAIRED IF WE LOSE THE SERVICES OF THIRD PARTY TECHNOLOGY AND CONTENT PROVIDERS

     Our business depends upon third parties, including providers of technology, infrastructure, content and features.

     We supplement our Web site directory listings with Web search results provided by Inktomi under a non-exclusive agreement. We depend upon Inktomi for ongoing maintenance and technical support to ensure accurate and rapid presentation of search results to users of our Web site. Termination of our relationship with Inktomi or Inktomi's failure to renew our agreement upon expiration could result in substantial additional costs to us in developing or replacing technology. We also rely upon Exodus and GTE for our Internet and e-mail connections. Any interruption in the Internet access provided by Exodus or GTE or any other provider of access could disrupt our Web site operations and impair relations with our users.

     We license content, including technology and related databases, from third parties for portions of our quepasa.com Web site, including news from Reuters, weather from WeatherLabs and chat services from Volano. Any errors, delays or failures experienced in connection with these third party technologies and services could have a negative effect on our relationship with users of our Web site, could materially and adversely affect our brand and our business and could subject us to liability to third parties for business negligence such as defamation or libel.

SYSTEM FAILURE COULD DISRUPT OUR WEB SITE OPERATIONS

     The continued and uninterrupted performance of our hardware and software is critical to our reputation and our success in attracting traffic to our Web site. Users of our site and our services, such as our e-mail services, may become dissatisfied by system failures that may limit our Web site services. Sustained or repeated system failures could significantly reduce the traffic on our Web site and may impair our reputation and brand name. Our operations depend on our ability to protect our computer systems from damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. We may not carry enough business interruption insurance to compensate for losses that may occur as a result of any of these events. We also depend upon Internet browsers and Internet service providers that provide users with access to the Internet and our Web site. Users may experience difficulties due to system failures unrelated to our systems. Any disruption in Internet access by Internet service providers and other third party access providers, or any failure of such providers to handle higher volumes of user traffic, could disrupt our Web site operations and impair relations with our users.

OUR MANAGEMENT IS INEXPERIENCED AND MAY NOT BE ABLE TO MANAGE OUR GROWTH

     Several executive officers and members of our board of directors joined us recently, our management team has worked together for only a short time, and none of our executive officers has extensive experience managing a rapidly growing business enterprise. Any growth we experience will place a significant strain on our management and financial resources. Any inability of our management to manage growth effectively could significantly increase our operating expenses, impair our marketing efforts and limit the development of our Web site.

GROWTH OF OUR WEB SITE MAY BE LIMITED BY GOVERNMENTAL REGULATIONS

     Laws and regulations may be adopted with respect to the Internet covering issues ranging from user privacy and defamation to taxation and intellectual property ownership. Any laws or regulations adopted in the future affecting the Internet could subject us to substantial liability. Such laws or regulations could also adversely affect the growth of the Internet generally, and decrease the acceptance of the Internet as a communications and commercial medium. In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure. Areas with high Internet use relative to the existing telecommunications structure have experienced interruptions in phone service leading local telephone carriers to petition regulators to govern Internet service providers and impose access fees on them. Such regulations, if adopted in the United States or other places, could increase significantly the costs of communicating over the Internet, which could in turn decrease the demand for our products and services. The adoption of various proposals to impose additional taxes on the sale of goods and services through the Internet could also reduce the demand for Web-based commerce.

WE MAY FACE LIABILITY FOR INFORMATION CONTENT AND COMMERCE-RELATED ACTIVITIES

     Because materials may be downloaded by the services that we operate or facilitate and the materials may subsequently be distributed to others, we could face claims for errors, defamation, negligence, or copyright or trademark infringement based on the nature and content of such materials. We could also be exposed to liability because of the listings that we select and make available through our Web site, or through content and materials posted by users in chat room and message board services that we provide. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

COMPETITION FOR INTERNET USERS MAY LIMIT TRAFFIC ON, AND THE VALUE OF, OUR WEB SITE

     The market for Internet products and services and the market for Internet advertising and electronic commerce arrangements are extremely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of services and features provided and the quality of support. Our primary competitors are other companies providing portal or other online services, especially to Spanish-language Internet users such as Yahoo!, America Online, StarMedia Network, Prodigy, Microsoft, Lycos and Ole. Most of our competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. Our competitors may offer Internet products and services that are superior to ours or that achieve greater market acceptance. There can be no assurance that competition will not limit traffic on, and the value of, our Website.

TECHNOLOGICAL CHANGES COULD IMPAIR OUR ABILITY TO COMPETE AND SUBJECT US TO SIGNIFICANT EXPENDITURES

     The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our Internet content, particularly in response to competitive offerings. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt our Web site and services and could fundamentally affect the character, viability and frequency of Web-based advertising, either of which could have a material adverse effect on our business. In addition, new Internet services or enhancements offered by us may contain design flaws or other defects that could require costly modifications or result in a loss of consumer confidence.

FAILURE OF OUR COMPUTER SYSTEM OR THE SYSTEMS OF THIRD PARTIES TO ACHIEVE YEAR 2000 COMPLIANCE COULD ADVERSELY AFFECT OUR BUSINESS

     Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. We are currently evaluating the Year 2000 issue as it relates to our entire internal computer system as well as computer systems operated by third parties. We are incurring internal staff costs and may incur consulting and other expenses related to making our computer systems Year 2000 compliant. We will expense these costs as incurred. In addition, computer systems operated by third parties with which our systems interface may not continue to properly interface with our systems or be compliant on a timely basis with Year 2000 requirements. Any failure of our computer system or the systems of third parties to achieve Year 2000 compliance could adversely affect our business.

FUTURE SALES OF OUR COMMON STOCK OR SHARES ISSUABLE UPON EXERCISE OF STOCK OPTIONS COULD ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS


     We currently have 9,775,833 shares of common stock outstanding, of which 1,981,886 shares may now be sold, at the rate of at least 13,775 shares by each of our stockholders every 90 days, under Rule 144 of the Securities Act and of which 7,793,947 shares may be sold subject to the same volume limitation commencing May 1999 through April 2000. Sale of substantial amounts of common stock, or the perception that sales could occur, could reduce the market price of the common stock. All of our stockholders have entered into lock-up agreements under which they will not sell or otherwise transfer any of their shares until 180 days from the date of this prospectus without the prior written consent of the representative of the underwriters. Cruttenden Roth Incorporated has agreed with two of our stockholders to release a total of 221,750 shares from the lock-up agreements prior to the end of the 180-day period if, after the offering, at least 2,000,000 shares of the common stock trade on the Nasdaq National Market at a price at least equal to the lesser of 120% of the public offering price or $14.40, and to release an additional 221,750 shares, if at least 4,000,000 shares trade at a price at least equal to the lesser of 120% of the public offering price or $14.40. Cruttenden Roth Incorporated agreed to these release provisions as a further inducement to the two stockholders to purchase the shares of common stock owned by the employee described under "Change of Accountants." In addition, one of our executive officers has entered into a lock-up agreement with us under which he will not sell or otherwise transfer any of his shares until two years from the date of this prospectus. A total of 6,000,000 shares of common stock have been reserved for issuance upon the exercise of stock options granted under our Stock Option Plan and 400,000 shares have been reserved upon exercise of common stock purchase warrants to be issued to the representative of the underwriters. Currently, there are outstanding stock options or common stock purchase warrants to acquire 3,398,000 shares of common stock at exercise prices ranging from $1.00 to the greater of $12.00 or 120% of the offering price per share, including 1,400,000 common stock purchase warrants subject to demand and piggy-back registration rights. See "Management -- Executive Compensation."


FORWARD-LOOKING STATEMENTS MAY BE UNRELIABLE

     This prospectus contains forward-looking statements regarding our intent, belief or current expectations. Discussions in this prospectus under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business," as well as in other parts of this prospectus include such forward-looking statements. These statements are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause our actual future results to differ materially from those contemplated in the forward-looking statements. In particular, the risks and uncertainties described under "Risk Factors" in this prospectus could cause our actual future results to differ from what we contemplate. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                USE OF PROCEEDS

     After payment of underwriting commissions and other expenses of the offering, the net proceeds of the offering are estimated to be $39 million, or $44.9 million if the overallotment option is exercised. We expect to use the net proceeds approximately as follows:

     - $21.5 million for marketing and advertising expenses in order to globally develop and maintain the quepasa.com brand;

     - $8.0 million to further develop and acquire additional content and features for the quepasa.com Web site;

     - $4.0 million for general, administrative and other operating expenses including the recruitment, training and payment of salaries of new employees;

     - $2.0 million to purchase additional technology and equipment;

     - $2.0 million to repay a working capital loan bearing interest at 12% per annum due the earlier of the closing date of the offering or March 2001 advanced to us by a former stockholder; and


     - $1.5 million for working capital.


     There may be changes in our proposed use of proceeds due to changes in our business or the Internet industry in general.

     Proceeds not immediately needed will be invested in bank certificates of deposit, treasury bills, insured bank deposits or similar investments.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. Instead, we will retain any earnings to finance the expansion of our business and for general corporate purposes.

                                    DILUTION

     At March 31, 1999, the net tangible book value of our outstanding shares of common stock was a deficit of approximately $58,000, or $.01 per common share. "Net tangible book value" per share represents the total amount of our tangible assets, less the total amount of our liabilities, divided by the number of shares of common stock outstanding. Without taking into account any changes in net tangible book value after March 31, 1999, other than to give effect to the sale of the shares of common stock offered hereby at an assumed initial public offering price of $11.00 per share, less underwriting discounts and commissions and estimated costs of the offering, our net tangible book value at March 31, 1999 would have been approximately $39 million, or $2.98 per share. This represents an immediate increase in net tangible book value of $2.99 per share of common stock to our existing stockholders and an immediate dilution of $8.02 per share to new investors. "Dilution" per share represents the difference between the price to be paid by the new stockholders and the net tangible book value per share of common stock immediately after this offering.

     The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $11.00
  Net tangible book value per share before the offering.....   $(.01)
  Increase in net tangible book value per share attributable
     to new investors purchasing in the offering............   $2.99
                                                               -----
Net tangible book value per share after the offering........           $ 2.98
                                                                       ------
Dilution per share to new investors.........................           $ 8.02
                                                                       ======

     The following table sets forth the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders as of March 31, 1999 and new investors purchasing the shares of common stock offered hereby:

                              SHARES PURCHASED           TOTAL CONSIDERATION         AVERAGE
                           -----------------------     ------------------------       PRICE
                             NUMBER     PERCENTAGE       AMOUNT      PERCENTAGE     PER SHARE
                           ----------   ----------     -----------   ----------     ---------
New investors............   4,000,000      30.6%       $44,000,000      88.3%        $11.00
Existing
  stockholders(1)........   9,075,833      69.4%       $ 5,811,776      11.7%        $  .64
                           ----------     -----        -----------     -----
TOTALS...................  13,075,833     100.0%       $49,811,776     100.0%

---------------

(1) Excludes 700,000 shares issued subsequent to March 31, 1999 and shares of common stock issuable upon exercise of stock options and common stock purchase warrants. See "Management -- Stock Option Plan" and "Underwriting."

                                 CAPITALIZATION

     The following table sets forth our historical and as adjusted capitalization as of March 31, 1999, after deducting underwriting discounts and commissions and estimated offering expenses. As adjusted capitalization reflects the sale of the 4,000,000 shares of common stock offered hereby at an assumed offering price of $11.00 per share and the application of the net proceeds.

                                                              MARCH 31, 1999   MARCH 31, 1999
                                                                  ACTUAL        AS ADJUSTED
                                                              --------------   --------------
Long-term liabilities(1)....................................   $         --     $         --
Stockholders' equity
  Preferred stock, 5,000,000 no par value shares authorized,
     no shares issued.......................................             --               --
  Common stock, 50,000,000, $.001 par value shares
     authorized, 9,075,833 shares outstanding, 13,075,833
     shares outstanding as adjusted(2)......................          9,076           13,076
  Additional paid-in capital................................     10,906,477       49,942,477
  Retained (deficit)........................................    (10,199,350)     (10,199,350)
                                                               ------------     ------------
          Total stockholders' equity........................   $    716,203     $ 39,756,203
                                                               ============     ============
          Total capitalization..............................   $    716,203     $ 39,756,203
                                                               ============     ============

---------------
(1) Excludes approximately $2.3 million loaned to us subsequent to March 31, 1999 by our President. See "Related Party and Other Material Transactions."

(2) Excludes 700,000 shares issued subsequent to March 31, 1999 and shares of common stock issuable upon exercise of stock options and common stock purchase warrants. See "Management -- Stock Option Plan" and "Underwriting."

                            SELECTED FINANCIAL DATA

     The following tables set forth financial information which has been derived from our audited financial statements for the period from inception, June 25, 1997, through December 31, 1997, for the year ended December 31, 1998 and cumulative from inception, June 25, 1997 to December 31, 1998. The tables also include financial information derived from our unaudited financial statements as of March 31, 1999, the three months ended March 31, 1999 and 1998 and cumulative from inception (June 25, 1997) through March 31, 1999.

                                                                                                       CUMULATIVE
                                                                    INCEPTION        CUMULATIVE      FROM INCEPTION
                          THREE MONTHS ENDED                     (JUNE 25, 1997)   FROM INCEPTION    (JUNE 25, 1997)
                              MARCH 31,            YEAR ENDED          TO          (JUNE 25, 1997)         TO
    STATEMENT OF       ------------------------   DECEMBER 31,    DECEMBER 31,           TO           DECEMBER 31,
   OPERATIONS DATA        1999          1998          1998            1997         MARCH 31, 1999         1998
   ---------------     -----------   ----------   ------------   ---------------   ---------------   ---------------
Product and content
  development
  expenses...........  $   186,691   $    4,330   $   414,873      $       --       $    601,564       $   414,873
Advertising and
  marketing
  expenses...........    2,062,607           --       250,419              --          2,313,026           250,419
Stock-based
  compensation
  expense............      479,000           --     5,265,364              --          5,744,364         5,265,364
General and
  administrative
  expenses...........      950,299        9,137       534,632           3,703          1,488,634           538,335
Other -- net.........        4,622           --        47,940            (800)            51,762            47,140
                       -----------   ----------   -----------      ----------       ------------       -----------
Net loss.............  $(3,683,219)  $  (13,467)  $(6,513,228)     $   (2,903)      $(10,199,350)      $(6,516,131)
                       ===========   ==========   ===========      ==========       ============       ===========
Weighted average
  number of shares
  outstanding........    9,075,833    9,075,833     9,075,833       9,075,833          9,075,833         9,075,833
                       ===========   ==========   ===========      ==========       ============       ===========
Net loss per share...  $      (.41)          --   $      (.72)             --       $      (1.12)      $      (.72)
                       ===========   ==========   ===========      ==========       ============       ===========

                                                   DECEMBER 31,
                                              -----------------------
                                                 1997         1998            MARCH 31, 1999
                                              ----------   ----------   ---------------------------
BALANCE SHEET DATA                              ACTUAL       ACTUAL       ACTUAL     AS ADJUSTED(1)
------------------                            ----------   ----------   ----------   --------------
Working capital (deficit)...................   $ (2,883)   $3,563,302   $ (516,157)   $38,523,843
Total assets................................   $  2,582    $4,611,464   $3,290,957    $40,330,957
Total liabilities...........................   $  5,465    $  691,042   $2,574,754    $   574,754
Stockholders' (deficit) equity..............   $ (2,883)   $3,920,422   $  716,203    $39,756,203

---------------

(1) As adjusted to reflect the sale of 4,000,000 shares of common stock offered hereby at an assumed offering price of $11.00 per share and the application of the net proceeds. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations for the three months ended March 31, 1999 and 1998 and the year ended December 31, 1998 and the period from June 25, 1997 (inception) through December 31, 1997 should be read in conjunction with our financial statements, the notes related thereto, and the other financial data included elsewhere in this prospectus.

RESULTS OF OPERATIONS

     We are a development stage company and commenced operations on June 25, 1997. Our operations for the period June 25, 1997 through approximately May 1998 were limited to organizing our company, raising operating capital, hiring initial employees and drafting our business plan. For this reason our results of operations for the three months ended March 31, 1998 and the period ended December 31, 1997 are not comparable to the results of operations for the three months ended March 31, 1999 and the year ended December 31, 1998, respectively.

     In 1998 we hired many of our current management and employees, raised working capital for development and operations and launched the quepasa.com Web site. We have had no significant revenue to date, but incurred $3.7 million and $6.9 million of operating losses during the three months ended March 31, 1999 and the year ended December 31, 1998, respectively.

     During the three months ended March 31, 1999, our $3.7 million operating loss was comprised primarily of the following:

     - $2.1 million for advertising and marketing expenses which primarily included $1.2 million for our radio broadcast agreement with Heftel, $300,000 for our advertising agreement with Garcia/LKS and $123,000 for our television broadcast agreement with Telemundo;

     - $950,000 for general and administrative expenses which primarily included $600,000 of salaries and related expenses, professional fees of $150,000 and other office and related expenses of $200,000;

     - $479,000 for stock-based compensation; and

     - $187,000 for product and content development expenses which primarily included $119,000 for Internet service costs and our Inktomi license agreement.

     During the three months ended March 31, 1999, interest expense was incurred on a $2.0 million loan from The Monolith Limited Partnership, a former stockholder.

     During the year ended December 31, 1998, our $6.5 million operating loss was comprised primarily of the following:

     - $5.3 million for stock-based compensation;

     - $535,000 for general and administrative expenses which primarily included $260,000 of salaries and related expenses, professional fees of $75,000, rent of $27,000 and other office and related expenses of $173,000;

     - $415,000 for product and content development expenses which primarily included $187,000 for Internet service costs and our Inktomi license agreement; and

     - $250,000 for advertising and marketing.

     During the year ended December 31, 1998, interest expense was related to interest incurred on convertible notes payable.

     We expect in the near term to incur significant continuing losses due to ongoing substantial operating expenses offset by negligible revenue.

     Details of the stock option grants and common stock issuances, discussed above which resulted in stock based compensation for the three months ended March 31, 1999 and the year ended December 31, 1998 are as follows:

                                           NUMBER OF                         STOCK BASED     VESTING
   THREE MONTHS ENDED MARCH 31, 1999     SHARES/OPTIONS   EXERCISE PRICE   COMPENSATION(1)   PERIOD
   ---------------------------------     --------------   --------------   ---------------   -------
STOCK OPTION GRANTS
  Directors............................      50,000       $1.50 to $8.00      $426,500            (2)
  Employees............................      35,000                $1.00      $ 52,500       3 years

YEAR ENDED DECEMBER 31, 1998
STOCK OPTION GRANTS
  Officer..............................      50,000                $1.50      $113,000            (2)
  Employees............................      65,000       $1.00 to $1.50      $166,000            (2)

                                                               NUMBER OF        FAIR     STOCK BASED
               YEAR ENDED DECEMBER 31, 1998                  SHARES/OPTIONS   VALUE(3)   COMPENSATION
               ----------------------------                  --------------   --------   ------------
COMMON STOCK ISSUANCE
  Officer..................................................    1,420,000       $1.00      $1,420,000
COMMON STOCK TRANSFER BY EXISTING STOCKHOLDERS
  Officers and Directors...................................      297,621        1.00         298,000
  Consultants..............................................    1,607,151        1.00       1,607,000
  Employees................................................    1,661,942        1.00       1,662,000

---------------

(1) The fair value of the options granted to directors is estimated on the date of grant utilizing the Black-Scholes option pricing model based upon an expected life of ten years, no volatility, risk free interest rates of 6% and zero dividend yield. Stock-based compensation for employees is determined using the intrinsic value of the option.

(2) These options became exercisable on their date of grant.

(3) The fair value of the common stock on the date of these issuances was based on the cash price paid for common stock and the conversion rate on debt issued at the approximate times of the above transactions.

LIQUIDITY AND CAPITAL RESOURCES

  Inception to March 31, 1999

     Net cash used in operations was approximately $5.4 million from inception to March 31, 1999, which resulted from $10.2 million in losses from inception reduced by $5.7 million of stock-based compensation.

     Net cash used in investing activities from inception was related to the purchase of approximately $870,000 in fixed assets. Net cash provided by financing activities from inception to March 31, 1999 of approximately $6.8 million resulted from $4.1 million from private placements, $1.1 million from the issuance of convertible notes payable and $2.0 million from the issuance of a note payable.


     Since inception, we have received approximately $5.2 million to fund our operations from private placements of common stock and convertible debt and $2.0 million from a loan advanced by Monolith, a former principal stockholder. Additionally, our Chief Technology Officer has agreed to lend us up to $3.0 million as needed for operations of which approximately $2.3 million was advanced through May 12, 1999. There are no conversion features associated with these loans. The loan from Monolith will be repaid with a portion of the proceeds of this offering. The loan from our Chief Technology Officer will be due 24 months from the date funds are advanced.

  Three Months Ended March 31, 1999

     Net cash used in operations was approximately $2.4 million for the three months ended March 31, 1999. This resulted from an approximately $3.7 million loss offset by receipt of a $1.5 million refundable deposit, an increase of approximately $317,000 in accounts payable and other operating activities. Additionally, we used approximately $1.1 million for prepaid broadcast advertising.

     Net cash used in investing activities was approximately $570,000 for the three months ended March 31, 1999, consisting of $510,000 of fixed asset purchases which primarily included technology products, furniture and fixtures and $60,000 paid under the Inktomi licensing agreement.

     Net cash provided by financing activities was approximately $1.3 million for the three months ended March 31, 1999 and consisted of a $2.0 million loan from Monolith, one of our principal stockholders. This loan was offset by deferred initial public offering costs of approximately $340,000 and the payment of accrued commissions and stock subscriptions refundable of approximately $191,000 and $338,000, respectively.

  Year Ended December 31, 1998

     Net cash used in operations was approximately $3.0 million for the year ended December 31, 1998. This resulted from the approximately $6.5 million net loss of which approximately $5.3 million was a non-cash charge for stock-based compensation and the timing of receipt of an approximately $1.5 million deposit receivable.

     Net cash used in investing activities for the year ended December 31, 1998 was related to purchases of approximately $360,000 of fixed assets.

     Net cash provided by financing activities was approximately $5.6 million for the year ended December 31, 1998 and consisted of approximately $4.1 million in proceeds from private placements, approximately $1.1 million from the issuance of convertible notes payable and approximately $550,000 from accrued commissions and stock subscriptions refundable.

     Currently, we have commitments under non-cancelable operating leases for office facilities and office equipment requiring payments of $168,000 through December, 1999 and $734,000 thereafter. We are required to pay $650,000 pursuant to the terms of the Inktomi licensing agreement through September 2001. The Inktomi agreement may require additional payments based upon our level of use; however, we believe the additional payments, if any, will not be material. We are also obligated to pay approximately $246,000 in 1999 and $129,000 in 2000 for technology and content used on our Web site portal provided by Reuters, WeatherLabs, GTE and Exodus. We are required to pay an additional $1.0 million under our sponsorship agreement with the Arizona Diamondbacks, $1.0 million under our advertising agreement with Telemundo, and $400,000 under our agreement with the Miami Herald. These agreements are described under "Our
Business -- Marketing and Advertising of the Quepasa.com site" and "Our
Business -- Our Strategic Relationships." We will recognize the expense related to our advertising, content and technology agreements in a manner consistent with how we receive the services provided for under the terms of the respective agreements. Generally, the services are received evenly over the terms of the agreements.


     We expect to incur significantly higher costs, particularly marketing and advertising costs, product content and development costs, general and administrative costs and additional technology and equipment purchase costs during the remainder of our calendar year in order to expand our business. We expect to expend the largest portion of our existing capital and offering proceeds on marketing and advertising expenses and do not expect significant revenue to be realized, if at all, in 1999. Nevertheless, we believe that the proceeds from this offering, together with our cash on hand and the $3.0 million line of credit provided by our Chief Technology Officer will be sufficient to meet our working capital and capital expenditure needs for two years. Although we do not believe it will be necessary for us to raise additional funds in the next six months, we may need additional funds at a later date to respond to competitive pressures or to acquire complementary products, features, businesses or technologies.

YEAR 2000 ISSUE

     We depend on the delivery of information over the Internet, a medium which is susceptible to the Year 2000 Issue. The "Year 2000 Issue" is typically the result of limitations of certain software written using two digits rather than four to define the applicable year. If software with date-sensitive functions is not Year 2000 compliant, it may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 Issue could result in a system failure or miscalculations causing significant disruption of our operations, including, among other things, interruptions in Internet traffic, accessibility of our Web site, delivery of our service, transaction processing or searching and other features of our services. It is possible that this disruption will continue for an extended period of time.

     We depend on information contained primarily in electronic format in databases and computer systems maintained by third parties and us. The disruption of third-party systems or our systems interacting with these third party systems could prevent us from delivering search results or other services in a timely manner which could materially adversely affect our business and results of operations.

     We have assessed our information technology equipment and systems, which includes our development servers and workstations and production server monitoring software. We also use multiple software systems for internal business purposes, including accounting, e-mail, human resources and development. All of this equipment and software has been purchased within the last 18 months. We have obtained Year 2000 compliance information from the vendors of this equipment and software. Based on this research we do not believe that these systems contain Year 2000 deficiencies. However, we have not conducted our own tests to determine to what extent software running on any of our hardware platforms fails to properly recognize Year 2000 dates.

     We have reviewed the current version of our internally developed free e-mail application to determine Year 2000 compliance. We have searched through the software code for this application and we have determined that it correctly recognizes Year 2000 date codes.

     We have identified and have begun assessing non-information technology embedded systems such as voice mail, office security, fire prevention and other systems. We generally believe that our non-information technology embedded systems do not present Year 2000 issues.

     Although we believe that we will be Year 2000 compliant, we use third party equipment and software that may not be Year 2000 compliant. We have contacted the majority of our critical third party service suppliers by telephone asking about the status of their Year 2000 program. We have received responses from approximately 72% of our third party suppliers. We have received a written response from GTE and have been referred to information made publicly available by Reuters, Exodus, Microsoft and Dell Computer. We intend to send letters to the remaining third party service suppliers regarding their Year 2000 readiness. All suppliers responding to date have asserted that their products will be Year 2000 compliant. In the event we do not receive satisfactory commitments from a key supplier, we will make plans for continuing availability of service through alternate channels. We expect to have certification that all key vendors and suppliers are Year 2000 compliant during the third quarter of 1999.

     To date we have not incurred any material expenditures in connection with evaluating Year 2000 issues. All of our expenses have related to the opportunity cost of time spent by one of our employees identifying and evaluating Year 2000 compliance matters.

     We have not developed a Year 2000-specific contingency plan. If Year 2000 compliance issues are discovered, we then will evaluate the need for contingency plans relating to such issues. We intend to actively work with our suppliers to minimize the risks of business disruptions resulting from Year 2000 issues and develop contingency plans where necessary. Such plans may include using alternative suppliers and service providers. We expect to have such plans in place by the fourth quarter of 1999.

     The worst case scenario related to Year 2000 issues would involve a major shutdown of the Internet, which would result in a total loss of revenue to us until it was resolved.

                                  OUR BUSINESS

INTRODUCTION

     Quepasa.com is a Spanish-language Internet portal and online community focused initially on the U.S. Hispanic market. We provide users with information and interactive content centered around the Spanish language. Because the language preference of many acculturated U.S. Hispanics is English, we also offer our users the ability to access information and services in the English language. We draw viewers to our Web site by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. Our online community includes a search engine, free e-mail, Spanish-language news feeds, chat rooms and message boards. We are a development stage company having launched the quepasa.com Web site in November 1998 and have not yet generated significant revenue. We anticipate that our principal source of revenue will be fees paid by third parties for advertising their products and services on our Web site. However, we do not expect any significant revenue in 1999.

INDUSTRY BACKGROUND

  Growth of the Internet and the World Wide Web

     The Internet is evolving into a global medium, allowing millions of individuals throughout the world to communicate, share information and engage in commerce electronically. The Web is an interactive environment which facilitates the exchange of information and entertainment among users worldwide. According to International Data Corporation, the number of people worldwide accessing the Web will grow from approximately 100 million at year end 1998 to 320 million by 2002. This growth is expected to be driven by the large and growing number of personal computers installed in homes and offices, the declining prices of personal computers, the improvements in network infrastructure, the availability of faster and cheaper Internet access, and the increasing familiarity with and acceptance of the Internet by businesses and consumers. Web usage is also expected to continue to grow rapidly due to unique characteristics that differentiate it from traditional media, such as real-time access to interactive content, real-time communication capabilities and the absence of geographic or temporal limitations.

  Growth of Internet Advertising and Internet Commerce

     With the growth in the number of Internet users and content providers, the Internet is developing the attributes of a conventional mass medium, where advertising subsidizes content delivered to users. In fact, technological advances and the acceptance of the medium by businesses have led to rapid growth in Internet advertising spending. Tools not available in traditional advertising media, such as real-time measurement of consumers accessing an advertiser's Web site through an advertising banner, further increase the attractiveness of Web advertising by giving advertisers real-time feedback on advertising campaigns. Forrester Research, Inc. estimates that spending on Web-based advertising will increase from $1.5 billion in 1998 to more than $15.0 billion in 2003.

     The growing acceptance and use of the Web has created an opportunity for businesses to conduct commerce over the Internet. International Data Corporation estimates that transactions on the Internet are expected to increase from approximately $32.0 billion in 1998 to more than $425.0 billion in 2002. Businesses typically use the Internet to offer standard products and services that can be easily described with graphics and text and that do not necessarily require a physical presence for purchase of items, such as airline tickets, books and investment securities. The focus of electronic commerce transactions evolved from companies facilitating Internet transactions between businesses to, more recently, companies targeting business-to-consumer transactions. Internet commerce enables these companies to develop relationships with customers on a global basis without making significant investments in traditional sales and distribution infrastructure.

OUR MARKET IN THE UNITED STATES

     We believe that the Spanish-language Internet market in the United States is characterized by a growing Hispanic population, increasing Hispanic purchasing power, greater advertising spending on Spanish-language media, continuing use of the Spanish language by U.S. Hispanics and increasing computer ownership and Internet usage by Hispanic households.

  Hispanic Population Growth and Concentration

     A large number of our users are Hispanics, one of the most rapidly growing segments of the U.S. population. According to the U.S. Census Bureau and published sources, the Hispanic population:

     - Is estimated to be 29.6 million or 11% of the total U.S. population in 1998, an increase of approximately 31% from 22.5 million or 9% of the total U.S. population in 1990;

     - Is expected to account for 40% of the total U.S. population growth between 1995 and 2010 and is expected to grow to 41.1 million or 14% of the total U.S. population by 2010; and

     - Is relatively young, with almost 70% of U.S. Hispanics under 35, compared with less than 50% of non-Hispanics, and with a median age of 26, compared to 35 for the rest of the population.

     We believe the relative youth of the Hispanic population will furnish growth opportunities for products and services that appeal to a younger market, such as that found on the Internet. In addition, 70% of all U.S. Hispanics live in 12 metropolitan areas, which makes U.S. Hispanics an attractive demographic group for advertisers, enabling them to cost effectively deliver messages to a highly targeted audience.

  Increasing Hispanic Purchasing Power

     Total U.S. Hispanic purchasing power:

     - Has risen at a compound annual growth rate of 7.5%, compared with 5% for the rest of the population from 1993 to 1998.

     - Is projected to be $383.0 billion in 1999, an increase of approximately 84% since 1990.

     - Is expected to account for $443.0 billion or 7% of U.S. consumer expenditures by 2000, and $938.0 billion or 9% of U.S. consumer expenditures by 2010.

  Greater Spanish-language Advertising Spending

     According to Hispanic Business Magazine, $1.7 billion of total advertising expenditures in the U.S. were directed toward Spanish-language media in 1998, representing a 21% increase over 1997's total, and the highest year-to-year percentage increase since 1993. In only five years, total advertising expenditures in the Hispanic market have more than doubled from $829.7 million.

  Continuing Use of the Spanish-language by U.S. Hispanics

     According to published sources, approximately 90% of U.S. Hispanic adults speak Spanish at home. Moreover, U.S. Hispanics are expected to continue to speak Spanish because:

     - Approximately two-thirds of U.S. Hispanic adults were born outside the U.S.;

     - Hispanic immigration into the U.S. is continuing;

     - Hispanics generally seek to preserve their cultural identity; and

     - Population concentration encourages communication in Spanish.

  Increasing Computer Ownership and Internet Usage by Hispanics

     A February 1998 study by The Tomas Rivera Policy Institute estimates that between 1994 and 1998 the percentage of U.S. Hispanic households that owned computers increased from 13% to 30%, while U.S. Hispanic households with Internet access grew from 2% to 15%, which amounted to approximately 650% Internet access growth in four years. In addition, an independent study indicated that as of 1998 approximately 2.4 million Hispanics owned personal home computers in the top seven U.S. Hispanic markets, an increase of 58% from 1996.

OUR MARKET OUTSIDE THE UNITED STATES

     Spanish is the world's third most spoken language, used by approximately 350 million native speakers. In addition, twenty-one countries consider Spanish their primary language. Internet usage in Spain is increasing rapidly. For example, a recent study by the Spanish Internet Users Association indicated that approximately 2.3 million Spaniards accessed the Internet in 1998 and the number is projected to grow to 8.7 million by 2001.

     The Spanish-speaking Latin American market is comprised of Mexico, Central America, parts of South America and the Spanish-speaking countries of the Caribbean. Factors such as growing competition in telecommunications markets, declining prices for personal computers and Internet access and favorable demographics position Latin America as a strong potential growth market for Internet products and services. According to International Data Corporation, the number of Internet users in Latin America, excluding Portuguese-speaking Brazilians, is expected to increase from 2.5 million at year end 1998 to 11.7 million at year end 2003. In particular, the number of Internet users in Mexico is expected to increase from approximately 700,000 at year end 1998 to approximately 3.9 million by the end of 2003, which represents a 43% compounded annual growth rate.

THE QUEPASA.COM STRATEGY

     We believe that a branded, multi-featured, Spanish-language Internet community that focuses primarily on the needs of the Spanish-language market would be uniquely positioned to capitalize on the growth of this market segment. Therefore, our strategy is to establish quepasa.com as a leading worldwide Spanish-language online community offering the quepasa.com services to Spanish-speaking Internet users residing in the United States, Latin America, Europe and other regions of the world. In order to accomplish this objective, we intend to continue to focus on developing content, a high volume of traffic and strong brand recognition of the quepasa.com name. The basis of our strategy is to provide Spanish-language Internet users with an innovative, technologically-advanced, content-rich Web community that creates value for the user and establishes our platform as an attractive medium for advertisers, marketers and companies engaged in electronic commerce.

     We are establishing quepasa.com as a leading Spanish-language Web community by executing a business strategy that includes:

 Developing quepasa.com in the United States and then globally as a leading brand associated with the Internet for Spanish-language users

     Our short range goal is to establish quepasa.com as the leading brand among U.S. Spanish-speaking Internet users. We believe that establishing and then promoting the quepasa.com brand is critical to our ability to attract users and advertisers to our Web site. We also believe that branding and consumer loyalty on the Internet are dependent upon our ability to differentiate our services and to enhance our users' experience by continually offering innovative technology and appealing features and effectively marketing these features to existing and potential users of our Web site. We intend to improve our technical expertise to develop innovative new services, as well as enhance and expand existing services. We also intend to continue our brand development through:

     - Network television and national cable advertising;

     - Network radio advertising;

     - National print, outdoor and Internet advertising;

     - Additional strategic partnerships;

     - Additional marketing and distribution arrangements;

     - Special event sponsorships; and

     - Public and community relations programs.

 Acquiring and Developing Additional Content and Features for the quepasa.com Community

     In addition to its search engine, quepasa.com provides content and community features for the Spanish-speaking Internet user, including free e-mail, Spanish-language news feeds, worldwide weather information, chat rooms and message boards. In order to provide some of this content, we have entered into agreements with content providers such as Reuters for Spanish-language news and WeatherLabs for worldwide weather information. These arrangements allow us to increase our Web site content in order to attract and retain Spanish-speaking Internet users and to solidify our position as an easy-to-use interface for Spanish-language Web services and information. We have also internally developed other content such as our e-mail and message boards and have begun development of our own chat services. We recently entered into relationships with Telemundo, Miami Herald Online and Fox Sports World Espanol that will provide us with unique content. We intend to add additional content and features through acquisition, licensing and internal development.

 Entering Into Strategic Relationships with Business Partners Who Offer Unique Media, Content, Technology and Distribution Capabilities

     We intend to continue to establish strategic relationships with companies that will enhance our services and increase our user base. We have strategic relationships with companies such as Telemundo, Miami Herald Online, Inktomi, Arizona Diamondbacks, GTE, Reuters and Exodus. These and other relationships are summarized under "Our Business -- Our Strategic Relationships."

 Expanding Into Additional Spanish-speaking Markets

     We seek to establish quepasa.com as a leading destination site for Spanish-speaking Internet users throughout the world. At the present time, the majority of our users reside in the United States. As Internet access improves and usage increases, we intend to allocate future resources to develop our brand in non-U.S. Spanish-speaking markets, such as Latin America and Spain.

 Generating Revenue from the Sale of Advertising and Through Electronic Commerce

     We have an agreement with 24/7 Media, Inc., a leading provider of Internet advertising solutions, to sell advertising on our Web site to customers solicited by 24/7 Media. We intend to generate revenue from other electronic commerce retailers that sell products or services to users through our Web site. These products and services will be targeted toward the distinct tastes and preferences of Spanish-speaking consumers and may include recorded music, educational software and books.

THE QUEPASA.COM COMMUNITY

     Services and Content. In November 1998, we launched the quepasa.com Web site which allows individuals to quickly access content and features which appeal to Spanish-language Internet users. Although our content is directed toward Spanish-speaking users, to better serve the U.S. Hispanic population, quepasa.com is also offered in English. By combining existing services with specialized information from leading content providers, quepasa.com provides subject or category specific content including topical news, worldwide weather information, free e-mail, chat, message boards and search capabilities.

     The quepasa.com Web site currently offers a number of categories of topical interest, including the following:

       Arte y Cultura (Art and Culture)
       Ciencia y Tecnologia (Science and Technology)
       Ciencias Sociales (Social Sciences)
       Computadoras y Internet (Computers and Internet)
       Deportes y Recreacion (Sports and Recreation)
       Economia y Negocios (Economy and Business)
       Educacion (Education)
       Empleos (Jobs)
       Entretenimiento (Entertainment)
       Noticias y Medios (News and Media)
       Politica y Gobierno (Politics and Government)
       Regional (Regional)
       Salud (Health)
       Temas de Sociedad (People and Society)
       Viajes y Turismo (Travel and Tourism)

     Search Engine. The quepasa.com search engine helps users find information on the Web by searching through quepasa.com's index of Web documents. Our search technology is provided by Inktomi which enables us to provide customers with a variety of online search services.

     Personalization Feature. We offer our users the ability to personalize their quepasa.com home page. Quepasa.com users can create a personal profile to select and update information of interest by category, such as news headlines, business, sports scores, weather information and horoscopes. Users can also arrange the position and location of the content on their quepasa.com home page to suit their specific tastes and preferences.

     Free E-Mail, Chat and Message Board Features. Quepasa.com offers free e-mail and free Web community services that consist of chat services and message boards. These features enable users to discuss topics of mutual interest by participating in ongoing discussions or by creating their own topics for discussion.

     24 Hour Real-time News and Weather. Quepasa.com offers worldwide news coverage from Reuters including worldwide editorialized, topical news covering areas of special interest to Spanish-speaking users (in Spanish and English), as well as a Spanish-language news feed that we intend to format and edit internally to provide broad coverage of news that will be of special interest to Spanish-speaking users. Our users are also able to search a database of archived news stories published by Reuters over the prior 30-day period. We have also arranged with the Miami Herald Online to obtain Spanish and English language news content in the near future. Through an agreement with WeatherLabs, we also offer worldwide weather information, including real time weather reports and forecasts, for 5,000 U.S. and 2,400 international cities.

OUR STRATEGIC RELATIONSHIPS

     We have established strategic relationships with leading providers of media, content and technology designed to:

     - provide access to unique content;

     - enhance our services;

     - extend our audience reach;

     - increase user traffic on our Web site;

     - provide enhanced Web site functionality; and

     - provide us with additional revenues.

     These relationships include:

     Telemundo. In April 1999, we entered into a strategic agreement with Telemundo, a leading Spanish-language television broadcaster that has served the U.S. Hispanic market for over 11 years. Under this agreement, we issued Telemundo 600,000 shares of our common stock and warrants to purchase 1,000,000 shares of our common stock exercisable for two years from the date of this prospectus at 120% of the public offering price per share. In exchange, we received a $5.0 million advertising credit on the Telemundo television network at the rate of $1.0 million for each of the next five years. We also agreed to purchase an additional $1.0 million of advertising from Telemundo to be broadcast over 26 weeks commencing in August 1999. This agreement also provides that we will collaborate regarding online content development, co-branded marketing promotions and other complementary aspects of our businesses. The agreement may be cancelled by either party if we do not complete the offering of our common stock by June 27, 1999 at a price of at least $10.00 per share.

     Miami Herald Online. In April 1999, we entered into an agreement with Miami Herald Online regarding content development and management. Under our agreement, we will pay $720,000 to Miami Herald Online over a one year period for its editorial staff to produce a Spanish and an English news channel for us, in addition to providing us with news from El Nuevo Herald, a Spanish-language daily newspaper, The Miami Herald, the Knight Ridder national reporting staff and other Knight Ridder newspapers. Additionally, Miami Herald Online will designate us as the preferred search engine of El Nuevo Herald Digital and will provide us with 200,000 banner impressions per month on its network of sites.

     Fox Sports World Espanol. In April 1999, we entered into a one season sponsorship and content agreement with Fox Sports World Espanol involving the Copa America 1999 soccer tournament scheduled to take place June 29 - July 18, 1999. Fox Sports World Espanol holds the exclusive U.S. television rights for the tournament. Our agreement calls for us to pay Fox Sports World Espanol $425,000 and for the parties to collaborate on the development of a co-branded "copaamerica1999.com" event Web site. We will operate the event Web site that will feature content such as match previews, summary articles, Copa America updates, wire service news coverage and real-time scoring updates. The arrangement also involves numerous media elements and joint marketing promotions.

     Other Strategic Relationships. We have entered into agreements to purchase marketing, technology and content with:

     - Arizona Diamondbacks -- a $1.5 million marketing, promotions and sports information plan for the 1999 major league baseball season;

     - Inktomi -- a three year, $750,000 search technology agreement;

     - GTE Internetworking -- a one year, $168,000 networking technology agreement;

     - Exodus Communications -- a one year networking technology services agreement which we estimate will require us to pay less than $10,000 per year;

     - Reuters NewMedia -- a 26 month, $120,000 per year agreement under which we obtain news, business and sports information;

     - WeatherLabs -- a one year, $36,000 weather information agreement; and

     - 24/7 Media -- a four month commission-based Internet advertising sales services agreement.

MARKETING AND ADVERTISING OF THE QUEPASA.COM SITE

     Our marketing goal is to increase traffic on the quepasa.com Web site and to develop the quepasa.com brand in the United States and then globally as a leading brand associated with the Internet for Spanish-speaking users. Our marketing plan includes the use of multiple advertising media, such as national network and cable television, network radio, national print, outdoor and Web-based advertising.

     In February 1999, we chose Garcia/ LKS advertising agency as our global marketing partner because of its strong track record in building brands and launching products in the Hispanic market. Garcia/ LKS is led by principals Lionel Sosa and Luis Garcia. The agency has represented Fortune 500 companies, including Coca Cola, Levi-Strauss, Proctor & Gamble and Sprint. The agency has also provided demographic specific marketing expertise for the political campaigns of President Ronald Reagan, President George Bush and Texas Governor George W. Bush. We pay Garcia/LKS $78,000 per month under an agreement cancellable by either party on 30 days notice.

     In March 1999, we launched an approximately $800,000 26-week nationwide advertising campaign with the Telemundo Network Group. Telemundo, which is owned by Sony and Liberty Media, is a leading Spanish-language television broadcaster that has served the U.S. Hispanic market for over 11 years. Telemundo's affiliate base, covering 63 television markets, reaches approximately 85% of all U.S. Hispanic households. Sony and Liberty Media provide Telemundo with substantial financial resources, strong management and a vast programming library. Telemundo intends to draw on this library in order to target a younger, bilingual Hispanic audience. Telemundo's programming includes shows such as "Cinemundo Primer," a primetime program featuring popular U.S. and Latin American movies, many appearing for the first time on Spanish-language television, "Ocurrio Asi de Noche," an Emmy award-winning investigative news magazine, and "Discovery" offering nature, science, technology and history programming from the Discovery Channel.

     In April 1999, we initiated an approximately $780,000, nine-week nationwide radio advertising campaign with Heftel Broadcasting Corporation, the largest Spanish radio broadcaster in the United States, with approximately 19 million Spanish-speaking listeners. Heftel owns and operates 39 stations in 11 of the top 15 Hispanic markets, including the most-listened to Spanish-language stations in nine markets. We believe the sponsorship with Heftel will provide us with an effective platform to communicate our message to our target audience, because approximately 65% of U.S. Hispanics reside in Heftel's top 15 markets. The quepasa.com sponsorship with Heftel includes the purchase of air time in the top Hispanic radio markets, "on-air promos" by radio personalities and prominent sponsorships of Hispanic community festivals and events involving Heftel radio stations, such as the Calle Ocho Festival in the Little Havana area of Miami. Calle Ocho is the largest street festival in the U.S., attended by more than one million people in 1998.

     Our Copa America sponsorship with Fox Sports World Espanol covers one soccer season for which we have agreed to pay $425,000 and provides that we will be the only Internet search engine and portal to advertise on the network in the United States. As a major sponsor of this event we are entitled to the following advertising and promotional elements:

     - Commercial announcements during Copa America soccer matches;

     - On-air mentions and graphics directing viewers to our event Web site;

     - On-screen displays of our logo next to the soccer game clock;

     - Title sponsorship of two Copa America consumer promotions; and

     - An exclusive promotional partnership with Fox Sports World Espanol which places our logo on at least 600,000 printed promotional pieces;

     - Commercial announcements and on-screen displays of our logo during Fox Sports World's weekly telecasts of South American Soccer for 39 weeks beginning on April 19, 1999.

     We also intend to increase our Web site traffic by increasing the number and visibility of entry points to the quepasa.com Web site through co-branding and other marketing arrangements with content providers and high-traffic Spanish-language Web sites. For instance, we have arranged with the Miami Herald Online to develop news channels for our Web site and to promote our Web site on the Miami Herald Online network of sites.

     In an effort to increase hits, Web site operators are increasingly adding content and other features to their sites to encourage users to spend more time there. We intend to regularly enhance our technological features and services and update our content in order to encourage consumers to use our Web site more frequently. To this end, we have launched a flexible, subject-based format for our services and content to provide consumers with ease of use and flexibility to customize their quepasa.com site to fit their specific tastes and preferences. Because customizing these services typically requires some effort and time on the part of the consumer, we believe that consumers who use these personalized services are more likely to continue to use quepasa.com and not change to a competitive service.

     Our page views, which represent the number of times our server delivers a page to a user, grew from approximately 103,700 in January 1999 to approximately 4,600,000 in May 1999 and our user session length grew from an average of approximately 7.0 minutes to approximately 17.2 minutes. Total user sessions grew from 40,284 in January 1999 to 418,200 in May 1999. Between February 28 and June 15, 1999 our registered e-mail users grew from 201 to approximately 34,000. We believe that this growth in our Web site traffic was a result of our advertising campaigns with Heftel and Telemundo and the continued development of our Web site content and features.

     We intend to use approximately $21.5 million of the proceeds of the offering to further advertise and market the quepasa.com Web site. See "Use of Proceeds."

OUR PLAN TO SELL ADVERTISING ON THE QUEPASA.COM SITE

     We have had nominal advertising revenue to date, but we expect to earn a significant portion of our future revenue from the sale of advertisements placed on our Web site. In exchange for up to 50% of our advertising revenue, we have entered into an agreement with 24/7 Media, Inc. to use its best efforts to sell advertising on our Web site to customers solicited by 24/7 Media. The agreement may be terminated by either party by giving the other at least four months' written notice. 24/7 Media is a leading provider of Internet advertising and online direct marketing solutions with one of the largest Internet sales forces in the industry. 24/7 Media's clients include AT&T WorldNet, EarthLink and the Associated Press. In the future, we may elect to develop an internal advertising staff. We do not expect significant revenue from advertising in 1999.

     We expect advertisements on the quepasa.com site to be of the banner or billboard style, which are designed to display additional advertisements as the consumer selects various topics on the Web site. From each advertisement screen, users can proceed directly to an advertiser's own Web site, thus enabling the advertiser to directly interact with a user who has expressed interest in the advertisement. We believe that since users view advertisements only after they request a new page, the focus of the user's attention to the advertisement is likely to be higher than it is in other forms of media. With our subject-based format, growing number of services and ability to target user interest from an attractive demographic group with appropriate advertising, we believe we can increase the effectiveness of advertisements placed on the quepasa.com Web site. We hope this will permit us to command higher advertising returns than many other Web sites.

     We also intend to develop innovative approaches for advertisers through advancements by others in demographic trending and consumer tracking. We seek to attract the largest possible Web audience in the Spanish-speaking Internet market, in order to give advertisers the most efficient and effective advertising placements. We are developing services that encourage consumers to provide demographic and interest information that can be used to more effectively target our advertising. Our recently launched membership registration system requires users to create a quepasa.com account in order to access our chat, e-mail and message board services. At the time of registration, users are assigned a unique user identification and password after providing us with personal information that will allow advertisers to target users with a specific demographic profile. Users can access their quepasa.com account and personalized settings from any Internet access device.

OUR DEVELOPMENT AND ACQUISITION OF WEB SITE TECHNOLOGIES

     We believe we can differentiate our services and promote the quepasa.com brand by developing innovative proprietary technology and integrating technology licensed from third parties where appropriate. Our strategy is to develop or obtain technologies that are able to expand with the growth in content of the Internet. For instance, we recently developed our own e-mail service which we believe provides functionality, message volume, data storage and incoming and outgoing file attachment capabilities that is superior to most other free e-mail services.

     In July 1998, we entered into a three-year agreement with Inktomi to provide search engine capability for our quepasa.com Web site. Under the terms of the agreement, we will pay Inktomi a minimum fee of $750,000 over the three-year period for Inktomi's search engine services. The fee could increase based upon the number of searches performed by Inktomi for our users.

     Inktomi's search engine technology enables us to provide a variety of online search services to our customers. Inktomi provides and manages all hardware, software and operational aspects of its search engine and the associated database of Internet content. Inktomi also provides us with a programming interface and software tools to enable us to custom design our search service user interface. Separating the user interface enables this portion of the service to reside in a different physical location from the Inktomi search engine and to run on our choice of computer equipment. In addition, we can customize our user interface as to look, feel and functionality and can change the user interface at any time without affecting the operation of the Inktomi search engine.

     Inktomi's search engine consists of a crawler, an indexer and search engine servers. The crawler and indexer are software programs that collect and organize information and store that information on the cluster of search engine servers. The search engine servers are a collection of workstations that are linked together as a coupled cluster through the use of Inktomi's software. The search engine servers provide powerful full-text query operations, including full Boolean support, phrase and adjacency searching, date restrictions and the recognition of multimedia files and other embedded objects. Search results are relevance-ranked using state-of-the-art text indexing methods.

     Services which link our users to our Web site and to Inktomi's search engine are provided to us by Exodus and GTE. Exodus is one of the largest companies involved in connecting users to the Internet, with a client list that includes Microsoft Hotmail, Ebay, GeoCities, HotBot and Inktomi. GTE delivers complete network solutions, dedicated Internet access, high performance Internet hosting, managed Internet security, network management, systems integration and Web-based applications development for integrating the Internet into business operations.

COMPETITORS AND COMPETITIVE FACTORS AFFECTING OUR BUSINESS

     The market for Internet products, services, advertising and commerce is intensely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and quality of support. Our primary competitors are other companies providing portal and online community services, especially to the Spanish-language Internet users, such as Yahoo!, America Online, StarMedia Network, Prodigy, Microsoft networks in Latin America, Mexico and Spain, Lycos and Ole.

     Other portal competitors include AltaVista, Excite and Infoseek. In addition, a number of companies offering Internet products and services, including our direct competitors, recently began integrating multiple features within the products and services they offer to users. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving, competitors. For example, the Web browsers offered by Netscape and Microsoft, which are the two most widely-used browsers and substantial sources of traffic for us, may incorporate and promote information, search and retrieval capabilities in future releases or upgrades that could make it more difficult for Internet viewers to find and use our products and services.

     Microsoft recently announced it intended to license products and services from AltaVista and that it will feature and promote AltaVista services on the Microsoft Network and other Microsoft online properties. We expect that such search services may be tightly integrated into the Microsoft operating system, the Internet Explorer browser, and other software applications, and that Microsoft will promote such services within the Microsoft Network or through other Microsoft-affiliated end-user services such as MSNBC or WebTV Networks, Inc.

     Many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" sites for Web users. In the event these companies develop such portal or community sites, we could lose a substantial portion of our user traffic. Further, entities that sponsor or maintain high-traffic Web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or Internet service providers, such as Microsoft and America Online, currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions. These functions may be competitive with those offered by us. Our competitors could also take actions that could make it more difficult for viewers to find and use our products and services. Consolidations, integration and strategic relationships involving competitors could have a material adverse effect on our business.

     In addition to the larger portals and online communities, we compete with a number of smaller portals and communities that provide region-specific information to users or market to users with specific interests.

     Most of our existing competitors, as well as new competitors such as Spanish-language media companies, other portals, communities and Internet industry consolidators, have significantly greater financial, technical and marketing resources than we do. As a development stage company, we need to hire a number of additional employees, especially in the areas of business development and marketing. There can be no assurance that our competitors will not offer Internet products and services that are superior to ours or that achieve greater market acceptance. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our business.

EMPLOYEES

     At May 31, 1999, we had 45 employees, including our seven executive officers.

FACILITIES

     We lease approximately 13,277 square feet of space for our executive offices in Phoenix, Arizona for $24,341 per month pursuant to a lease which expires in October 2002.

                                 OUR MANAGEMENT

OFFICERS AND DIRECTORS

     Information concerning each of our executive officers and directors is set forth below:


NAME                          AGE                           POSITION
----                          ---                           --------
Gary L. Trujillo............  38    Chairman of the Board of Directors, Chief Executive
                                    Officer and President
Jeffrey S. Peterson.........  26    Chief Technology Officer, Founder and Director
Juan C. Galan...............  33    Chief Financial Officer
Bryan L. Ross...............  25    Vice President -- Technology
Robert J. Taylor............  30    Vice President -- Strategy and Operations
Victor H. Roldan............  31    Vice President
L. William Seidman..........  79    Director
Jerry J. Colangelo..........  59    Director
Jose Maria Figueres.........  44    Director
Alan J. Sokol...............  40    Director
Louis Olivas................  52    Director



     Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the board of directors. Our audit committee is chaired by Mr. Seidman and consists of Messrs. Seidman, Figueres and Olivas. We intend to add at least one additional independent director to our board of directors upon completion of the offering.



     GARY L. TRUJILLO joined us in April 1999 as President and a director and was appointed Chairman, Chief Executive Officer and President in June 1999. In 1990, Mr. Trujillo founded Southwest Harvard Group, a Hispanic-owned and operated business consulting firm, and has served as its President and Chief Executive Officer from inception to present. Mr. Trujillo is a director of Southwest Harvard Group, Blue Cross and Blue Shield of Arizona, Wells Fargo & Co., Arizona (Advisory Board), Corella Electric Wire & Cable, The Arizona Community Foundation and South Mountain Community College ACE Entrepreneur Program. Mr. Trujillo is a member of the Greater Phoenix Leadership and The Young Presidents Organization. In 1998, Mr. Trujillo received the Individual Business Minority Advocate Award and was voted by Arizona Business Journal as one of the most influential member of the Arizona Hispanic business community. Mr. Trujillo started his career as an investment banker with Salomon Brothers, Inc. in New York City. Mr. Trujillo holds a B.S. degree in Accounting from Arizona State University and an M.B.A. degree from Harvard Business School.



     JEFFREY S. PETERSON founded our company and was our Chairman of the board of directors and Chief Executive Officer from May 1998 to June 1999 when he was appointed Chief Technology Officer. He was also our Chief Technology Officer from July 1997 until May 1998 and our President in June 1999 until Mr. Trujillo was appointed our President later in the month. From January 1997 to June 1997, Mr. Peterson served as co-owner of NetCentury, an Internet design firm he founded. From July 1995 until December 1996, Mr. Peterson was a general securities principal and registered representative with West America Securities Corporation. From February 1995 to May 1995, he was a general securities principal and registered representative with Kensington Securities, Inc. From August 1993 to April 1995, Mr. Peterson was a self-employed computer consultant for JP Consulting, a computer-based consulting company he founded. Mr. Peterson is an experienced Modula, Java, and C++ programmer, who has been involved in the programming and operations of computers and digital communications for over 15 years. He has developed software applications for operating systems and digital platforms, beginning with Cp/M based systems in the early 1980s to Unix (Sun Solaris, BSD, Linux, Irix) and Windows NT. Mr. Peterson is bilingual in English and Spanish.

     JUAN C. GALAN joined us in January 1999 as our Chief Financial Officer. From April 1997 to January 1999, he was employed by Vistoso Partners LLC, a Phoenix, Arizona real estate development company, as Controller. From June 1993 to April 1997, Mr. Galan was employed by Nielsen Media Research, formerly a Dun & Bradstreet company, as Administration Manager-Technology and Business Services, having joined the company initially as a Senior Financial Analyst. From March 1992 to June 1993, Mr. Galan was the Controller and Project Manager for Newport Realty, Inc. in Tampa, Florida. Mr. Galan holds a B.S. degree in Finance from Western Kentucky University.

     BRYAN L. ROSS was our Chief Technology Officer from November 1998 to June 1999 and was appointed our Vice President -- Technology in June 1999. From July 1998 to November 1998, he was Director of Software Development for Today.com, Inc., a Web design firm. From July 1997 to June 1998, he was lead computer programmer for the Kemtah Group, an Internet consulting firm. From 1994 to 1997, he was a Web Master first at Bethany College and subsequently at MicroAge, a computer distributor, where he designed and maintained Interactive Web sites. From 1991 to July 1996, Mr. Ross was an independent computer consultant in Scotts Valley, California.

     ROBERT J. TAYLOR joined us in March 1999 as Vice President of Strategy and Operations. From August 1997 to March 1999, he was a Senior Consultant for CSC Index, the management consulting division of Computer Sciences Corporation. During his tenure with CSC, Mr. Taylor focused his business consulting on large-scale change initiatives, strategy implementation, new business start-ups and organizational design for Fortune 500 organizations. From January 1992 to August 1995, Mr. Taylor held the positions of Production Supervisor and Senior Industrial Engineer with Michelin Tire Corporation. Mr. Taylor received a Bachelor of Science degree in Industrial and Systems Engineering from Virginia Tech University and an M.M.M. degree from the J.L. Kellogg Graduate School of Management at Northwestern University in 1995.

     VICTOR H. ROLDAN joined us in January 1999 as a Vice President. From October 1997 to January 1999, Mr. Roldan founded and operated Roldan & Associates, a business consulting firm. From January 1995 to October 1997 he practiced law in Costa Rica, first for Montero Bejarano & Associates and then for Alfredo Fournier & Associates. Mr. Roldan holds a B.A. and a degree of Law from the Francisco Marroquin University, Guatemala and a degree of Law from the University of Costa Rica, San Jose.


     L. WILLIAM SEIDMAN joined us as a director in June 1999. He is the Chief Business Commentator on cable network's CNBC-TV, the publisher of Bank Director magazine and the founder of Board Member magazine. Since 1991 he has consulted with numerous organizations, including Deposit Corporation of Japan, Tiger Management, J.P. Morgan, Inc., The World Bank, BDO Seidman, Nippon Credit Bank of Japan and The Capital Group. He is currently a member of the Board of Directors of Fiserv, Inc., Intelidata, Inc., and Clark Bardes. From 1985 to 1991 he served as the fourteenth chairman of the Federal Deposit Insurance Corporation (FDIC). He became the first chairman of the Resolution Trust Corporation (RTC) in 1989 and served until 1991. While at the RTC, he supervised the creation of an 8,000 person agency handling over $500 billion in assets from failed S&Ls. Prior to serving as Chairman of the FDIC, he was Dean of the College of Business at Arizona State University, Tempe, Arizona, one of America's largest business colleges.



     Mr. Seidman served under President Gerald Ford as Assistant for Economic Affairs from 1974 to 1977 and under President Ronald Reagan as co-chair of the White House Conference on Productivity from 1983 to 1984. Mr. Seidman was Vice-Chairman and Chief Financial Officer of Phelps Dodge Corporation from 1977 to 1982. He was a director of Phelps Dodge Corporation, The Conference Board and United Bancorp of Arizona. In the 1960's he founded Sumercom, a TV, radio and newspaper company, where he was Chief Executive Officer until 1974 when the company was sold. Mr. Seidman was managing partner of Seidman and Seidman, certified public accountants (now BDO Seidman), from 1968 to 1974. Under his management, the firm expanded from a small family enterprise to become one of the largest public accounting firms in the nation. Mr. Seidman also served as chairman (1970) and director of the Detroit Bank of the Federal Reserve Bank of Chicago from 1966 to 1970. Mr. Seidman holds an A.B.

degree from Dartmouth (Phi Beta Kappa), and an LL.B degree from Harvard Law School, and is an honors graduate with an MBA degree from the University of Michigan.


     JERRY J. COLANGELO joined us as a director in April 1999. He has been the President and Chief Executive Officer of the Phoenix Suns professional basketball team since 1987 and was the Suns' General Manager from 1968 to 1987. He has also served as Chief Executive Officer and Managing General Partner of the Arizona Diamondbacks professional baseball team since 1995. He is a director of US West, Inc. and Stratford American Corporation, a holding company for real estate property.

     JOSE MARIA FIGUERES joined us as a director in May 1999. He served as the elected President of Costa Rica from 1994 to 1998, and has served since 1998 as president of the Costa Rican Foundation for Sustainable Development. He also serves in executive positions with numerous charities in Costa Rica and elsewhere. Mr. Figueres-Olsen studied industrial engineering at the United States Military Academy at West Point and earned a Masters Degree in public administration at Harvard University.

     LOUIS OLIVAS joined us as a director in June 1999. He has been employed by Arizona State University since 1979, first as ASU's assistant director for the Center for Executive Development and then as the Center's director from 1982 to 1986. He is a tenured associate professor in the Management Department, College of Business. He has published nearly 50 articles in the fields of personnel, management, training and small business operations. Dr. Olivas has served on numerous national boards and commissions, including Chairman of the Hispanic Caucus and the American Association for Higher Education and Dean of the National Hispanic Corporate Council Institute. For the past ten years, Dr. Olivas has also served as the assistant vice president for academic affairs at ASU. Previously he served as the director of Executive Development and Education for Western Savings and Loan Association, director of Employee Development for the City of Phoenix, and as a consultant, instructor, and developer of various executive development programs involving Fortune 500 companies.

KEY EMPLOYEES

     MICHAEL J. OFFENBECHER has served as a Vice President since November 1998. He was the Chief Engineer for software development of InfoPak, Incorporated, a Web design firm, from 1993 to 1997 where he was responsible for software development projects. From 1997 until November 1998, he was a Senior Software Engineer for Cyclone Software Corporation in Scottsdale, Arizona. Mr. Offenbecher earned a Bachelor of Science degree and Electrical Engineering degree from Kansas State University.

     LUIS GARCIA has served as our Vice President -- Design and Content since February 1999. He was a Web developer, Software Engineer and subsequently, Vice President of Operations for Cybertoons Digital of Milwaukee, Wisconsin from September 1996 until February 1999. From April 1996 until September 1996, he was a Web developer for Platinum Creative in Winter Park, Florida. Mr. Garcia received a B.S. degree in Systems Engineering from the Universidad Metropolitana in Caracas, Venezuela and subsequently was a programming instructor there from October 1994 to April 1996.

     We have employment agreements with Michael J. Offenbecher and Luis Garcia terminating in October 2000 and February 2001, respectively.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid to our Chief Executive Officer since we were formed in June 1997. No officer has been paid compensation for services in excess of $100,000 per year through December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                 LONG TERM COMPENSATION AWARDS
                             ---------------------------------------   --------------------------------------
                                                           OTHER       RESTRICTED     SHARES         ALL
NAME AND                                                   ANNUAL        STOCK      UNDERLYING      OTHER
PRINCIPAL POSITION           YEAR   SALARY     BONUS    COMPENSATION    AWARD(S)     OPTIONS     COMPENSATION
------------------           ----   -------   -------   ------------   ----------   ----------   ------------
Jeffrey S. Peterson          1998   $31,500        --          --            --       50,000       $81,500
  Chief Executive            1997        --        --          --            --           --            --
  Officer(1)

---------------


(1) Mr. Peterson served as our Chief Executive Officer until June 1999.


     The following executive officers are expected to receive total compensation in excess of $100,000 during 1999. Each of these executive officers has executed employment agreements that contain non-competition and confidentiality agreements, expire on the dates indicated and provide for the payment of annual salaries and the forgivable loans indicated below.

                                                              FORGIVABLE         TOTAL        EXPIRATION
NAME                                          ANNUAL SALARY     LOAN(3)     COMPENSATION(4)      DATE
----                                          -------------   -----------   ---------------   ----------
Gary L. Trujillo............................    $125,000       $100,000        $225,000          4/03
Jeffrey S. Peterson(1)......................    $150,000       $100,000        $250,000         11/02
Juan C. Galan(2)............................    $100,000       $ 20,000        $120,000          1/02
Bryan L. Ross(2)............................    $ 75,000       $ 40,000        $115,000         11/00
Victor H. Roldan(2).........................    $ 60,000       $  5,000        $ 65,000          1/02
Robert J. Taylor(2).........................    $ 80,000       $ 20,000        $100,000          3/02

---------------

(1) Mr. Peterson's employment agreement also provides for:

     - The issuance of 200,000 stock options exercisable at $12.00 per share, 500,000 stock options exercisable at $8.00 per share and 50,000 stock options exercisable at $1.50 per share; and

     - The payment of $500,000 plus salary for the remainder of the term of the employment agreement if Mr. Peterson's services are terminated for any reason other than cause or if we materially change his duties as defined by his employment agreement.

(2) Messrs. Trujillo, Ross, Galan, Roldan and Taylor have been granted stock options to purchase, respectively, 350,000 shares at $7.00 per share, 75,000 shares at $8.00 per share, 115,000 shares at $8.00 per share, 100,000 shares at $8.00 per share, 20,000 shares at $1.00 per share and 100,000 shares, of which 60,000 shares are exercisable at $8.00 per share and 40,000 shares are exercisable at $10.00 per share.

(3) We have made loans to each of the executive officers in the amounts shown. 50% of each loan will be forgiven on the six month anniversary of employment and the balance of the loan will be forgiven on the one year anniversary of employment. All loans bear interest at 10% per annum until paid or forgiven.

(4) Does not include car allowances, health insurance, housing allowances and other non-material compensation.

     Our outside directors do not receive any cash compensation for services as directors, although they are reimbursed for out-of-pocket expenses in attending board of directors' meetings and we intend to issue them stock options in the future.

STOCK OPTION PLAN

     We have a stock option plan (the "Plan") which provides for the grant of options intended to qualify as "incentive stock options" or "nonqualified stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"). Incentive stock options are issuable only to employees.

     The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and to promote the success of our business.

     We have reserved 6,000,000 shares of common stock for issuance under the Plan, which is administered by the compensation committee of our board of directors. Under the Plan, the compensation committee determines which individuals will receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. As of the date hereof, options to purchase 3,398,000 shares of common stock at a weighted average exercise price of $9.32 per share were outstanding under the Plan and 2,602,000 shares remained available for future option grants. Of these options, 2,685,000 have been issued to executive officers and directors at an average exercise price of $10.01 per share.

     The per share exercise price of the common stock subject to options must not be less than the fair market value of the common stock on the date the option is granted. In the case of incentive stock options, the aggregate fair market value (determined as of the date the option is granted) of the common stock that any person may purchase in any calendar year pursuant to the exercise of incentive stock options must not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

     No incentive stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding. No options have been exercised under the Plan.

     The following table sets forth certain information regarding grants of stock options to Jeffrey S. Peterson, the only executive officer who received stock options during 1998. The fair value of the option grant has been estimated on the date of the grant utilizing the Black-Scholes option pricing model with the following assumptions: no volatility, ten year life, risk free rate of return of 6% and a 0% dividend yield.

                                                INDIVIDUAL GRANTS
                                      --------------------------------------
                                       NUMBER OF
                                       SECURITIES     % OF TOTAL
                                       UNDERLYING    OPTIONS/SARS   EXERCISE
                                      OPTIONS/SARS    GRANTED TO    OR BASE                     GRANT DATE
                                        GRANTED       EMPLOYEES      PRICE      GRANT DATE     PRESENT VALUE
                                      ------------   ------------   --------   -------------   -------------
Jeffrey Peterson....................     50,000          23%         $1.50     November 1998     $146,000

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the holdings of common stock (1) by each person who, as of June 15, 1999, holds of record or is known by us to hold beneficially or of record, more than 5% of our common stock, (2) by each executive officer and director, and (3) by all officers and directors as a group. The address of each person is our address at One Arizona Center, 400 E. Van Buren, Fourth Floor, Phoenix, Arizona 85004.


                                                                        PERCENT             PERCENT
                                                       SHARES           OF CLASS            OF CLASS
NAME                                                  OWNED(1)    PRIOR TO OFFERING(1)   AFTER OFFERING
----                                                  ---------   --------------------   --------------
Gary L. Trujillo(2).................................    440,000           4.3%                3.1%
Jeffrey S. Peterson.................................  1,871,083          18.1%               13.1%
Juan C. Galan.......................................     50,000              *                   *
Bryan L. Ross.......................................    115,000           1.2%                   *
Robert J. Taylor....................................     50,000              *                   *
Victor H. Roldan....................................     35,000              *                   *
L. William Seidman(3)...............................  1,750,704          17.7%               12.6%
Jerry J. Colangelo(4)...............................    335,000           3.4%                2.4%
Jose Maria Figueres.................................     50,000              *                   *
Alan J. Sokol(5)....................................  1,600,000          14.8%               10.8%
Louis Olivas........................................     25,000              *                   *
Michael D. Silberman................................    829,508           8.5%                6.0%
Telemundo Network Group LLC(6)......................  1,600,000          14.8%               10.8%
Keith Fredriksen....................................    574,950           5.9%                4.2%
All executive officers and directors as a group (11
  persons)(7).......................................  5,000,704          41.1%               31.0%


---------------

 *  Less than 1.0%.

(1) Includes shares of common stock subject to stock options which are presently exercisable or which may be exercisable within 60 days following the date of this prospectus.


(2) Includes 25,000 shares owned by Southwest Harvard Group, a company owned by Mr. Trujillo. Does not include shares subject to the voting trust agreement described in footnote (3) below.



(3) Includes 1,618,704 shares of common stock which may be voted by Mr. Seidman and Mr. Trujillo pursuant to a voting trust agreement with two of our stockholders. See "Related Party and Other Material Transactions."



(4) Includes 260,000 shares owned by Internet Partners, LLC, a limited liability company in which Mr. Colangelo is one of four members.


(5) Represents 600,000 shares of common stock owned by Telemundo Network Group LLC, and warrants to purchase 1,000,000 shares of common stock. Mr. Sokol is the Chief Operating Officer of Telemundo. He disclaims beneficial ownership of all shares of our common stock owned beneficially by Telemundo.

(6) Includes 1,000,000 shares of common stock underlying currently exercisable warrants to purchase common stock.

(7) Includes 2,385,000 shares underlying currently exercisable stock options.

                 RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

     In May 1998 Jeffrey S. Peterson, our then Chairman, Chief Executive Officer and President, and Michael D. Silberman, a principal stockholder, conveyed an aggregate of 3,863,106 shares of their common stock to Michael A. Hubert, Kevin Dieball, Keith Fredriksen, The Monolith Limited Partnership and Richard Whelan, for $.00035 per share. The shares were conveyed at that time to induce these five persons to provide strategic planning and business development services to us. Specifically, these persons assisted us in the preparation of our initial business and strategic plan, prepared our pro forma financial projections and the underlying assumptions, designed our organizational structure, identified recruiting needs, built alliances with content providers and other strategically desirable business partners and assisted us in negotiating supplier, marketing and advertising agreements. At the time these services were provided, we did not have sufficient funding to hire paid consultants or employees to provide these services.

     In order to raise working capital, we have issued the following securities to investors:

     - In May 1998 we issued a $100,000 convertible promissory note to Enver Zaky for working capital, $50,000 of which was subsequently converted by Mr. Zaky into our common stock at $1.00 per share.

     - In July 1998 we issued a $1.0 million promissory note to Mitchell Price and Tim Pring which they subsequently converted into our common stock at $1.56 per share.

     - In November and December 1998 we sold 1,259,167 shares of our common stock to a group of investors for $3.75 per share.

     In July 1998 we loaned Mr. Peterson $100,000 pursuant to his employment agreement. We agreed that if Mr. Peterson was employed by us on April 1, 1999 the loan would be forgiven. The loan bears interest at 10% per annum. Similar loans were made to several other of our officers including our Chief Executive Officer, Gary L. Trujillo, to whom we loaned $100,000. Mr. Trujillo's loan bears interest at 10% per annum with 50% of the loan to be forgiven in October 1999 and the remaining 50% in April 2000. See "Management -- Executive Compensation."

     In February 1999 we agreed to pay Garcia/LKS, an advertising agency owned in part by Lionel Sosa, a former director, for advertising services a monthly retainer fee of $78,000. We intend to sign an agreement with Garcia/LKS on these terms, cancelable by either party on 30 days notice. In April 1999 we issued Garcia/LKS, 50,000 shares of our common stock in exchange for $500,000 of advertising and marketing services to be credited against our monthly retainer fee.

     In March 1999 The Monolith Limited Partnership, a former principal stockholder, sold 216,436 shares of our common stock at $7.00 per share and loaned us $2.0 million for working capital. The loan bears interest at 12% per annum through June 1999 and then 14% per annum through March 2001 and will be repaid with a portion of the proceeds of the offering.


     In March 1999 Mr. Peterson sold 446,000 shares of our common stock, comprised of 396,000 shares at $7.00 per share and 50,000 shares at $6.00 per share, to a group of investors, including 25,000 shares sold to each of Jerry J. Colangelo and Edwin C. Lynch both of whom subsequently became directors. Mr. Peterson agreed to loan us up to $3.0 million of the proceeds from the sale of his common stock at any time prior to the completion of the offering to be used by us for working capital. The loans bear monthly interest of 12% per annum for four months and then 14% per annum for the next 20 months, at which time each loan will become due. At April 30, 1999 Mr. Peterson had loaned us a total of $2.3 million.



     In April 1999 we issued 50,000 shares of our common stock in exchange for consulting services to Southwest Harvard Group, a company owned by Mr. Trujillo who subsequently became our Chairman and Chief Executive Officer. Later in April 1999 Mr. Peterson transferred an additional 50,000 shares of our common stock to Mr. Trujillo, in connection with Mr. Trujillo's employment agreement.


     In April 1999 we entered into a $1.5 million sponsorship agreement with the Arizona Diamondbacks, a major league baseball team. Jerry J. Colangelo, who subsequently became one of our directors, is the Chief Executive Officer and Managing General Partner of the Arizona Diamondbacks. See "Our Business -- Our Strategic Relationships."

     In April 1999 we entered into a sponsorship agreement with Telemundo. Subsequently, Telemundo became a principal stockholder of our company and Alan
J. Sokol its Chief Operating Officer became one of our directors. See "Our Business -- Our Strategic Relationships."


     In June 1999 L. William Seidman, one of our directors, purchased 6,794 shares and 348 shares of our common stock from Kevin Dieball and Monolith, respectively, for $6.75 per share. Mr. Trujillo purchased 15,000 shares of our common stock from Monolith for $6.75 per share. Also, Internet Partners, LLC, a limited liability company in which Mr. Colangelo is one of four members, purchased 260,000 shares of our common stock from Monolith at $6.75 per share.

     In June 1999 Mr. Peterson and Michael A. Hubert, a former officer and director, entered into a voting trust agreement which provides that Messrs. Seidman and Trujillo may vote an aggregate of 1,618,704 shares of our common stock owned by Messrs. Peterson and Hubert.


     In our opinion, the transactions described above were on terms no less favorable than those which could have been obtained from unaffiliated third parties.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     We are authorized to issue 50,000,000 shares of $.001 par value common stock, of which 9,775,833 shares are outstanding as of the date of this prospectus. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive ratably such dividends that may be declared by the board of directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. The outstanding common stock is fully paid and nonassessable.

     We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Any earnings will be retained to finance growth.

PREFERRED STOCK

     Our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors. Accordingly, under the articles of incorporation, the board of directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the board of directors as a device to prevent a change in our control. We have no other anti-takeover provisions in our articles of incorporation or Bylaws. Holders of the preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights.

SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 13,775,833 shares of common stock. Of these shares, all 4,000,000 shares sold in the offering (plus any shares issued upon exercise of the underwriters' overallotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors or 10% stockholders).

     The remaining 9,775,833 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. Sales of restricted securities in the public market, or the availability of such securities for sale, could adversely affect the market price of the common stock.


     Our existing stockholders have entered into lock-up agreements providing that they will not offer, sell, contract to sell, pledge, hypothecate or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock for a period of 180 days after the effective date of the offering without the prior written consent of Cruttenden Roth Incorporated. Cruttenden Roth has agreed with two of our stockholders to release a total of 221,750 shares from the lock-up agreements prior to the end of the 180-day period if, after this offering, at least 2,000,000 shares of the common stocks trade on the Nasdaq National Market at a price at least equal to the lesser of 120% of the public offering price or $14.40, and to release an additional 221,750 shares if at least 4,000,000 shares trade at a price at least equal to the lesser of 120% of the public offering price or $14.40. Cruttenden Roth agreed to these release provisions as a further inducement to the two stockholders to purchase the shares of common stock owned by the employee described under "Change of Accountants". As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by the representative of the underwriters. Notwithstanding the lock-up agreements, 1,981,886 shares may be sold, subject to the volume limitations set forth below under Rule 144 of the Securities Act and the remaining 7,793,947 shares may be sold commencing from May 1999 through December 1999. In addition, Mr. Peterson has entered into a lock-up agreement with us under which he will not sell or otherwise transfer any of his shares until two years from the date of this prospectus.


     In general, under Rule 144 as currently in effect, and beginning after the 180 day lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding, which will amount to 13,775 shares immediately after the offering, or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We have granted demand and piggy-back registration rights covering:

          - 400,000 shares of common stock underlying the common stock purchase warrants to be issued to the representatives of the underwriters

          - 1,000,000 common stock purchase warrants issued to Telemundo.

     We also intend to register the shares of common stock underlying our Stock Option Plan, which means that common stock issued upon exercise of stock options will generally be freely tradeable without restriction under the Securities Act. We have agreed with the underwriters that we will not file a registration statement covering our Stock Option Plan shares until at least 180 days after this offering.

TRANSFER AGENT

     Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent. The transfer agent's address is 370-17th Street, Suite 2350, Denver, Colorado 80202-4614, and its telephone number is (303)595-3300.

LIMITATION ON LIABILITY

     Our Bylaws provide our directors, officers, employees and agents substantial protection against personal liability related to actions taken in their capacity as representatives of the Company. The effect of this provision is that we may be required to pay reasonably incurred expenses such as attorney's fees, judgments, penalties, fines and amounts paid in settlements associated with work related actions, suits or proceedings. We shall pay these expenses if an independent group, as defined in our Bylaws, determines that the individuals conducted themselves in good faith, and that they reasonably believed:

     - In the case of conduct in their official capacity with us, that their conduct was in our best interest, or

     - In all other cases, except criminal cases, that their conduct was at least not opposed to our best interest, or

     - In the case of any criminal proceeding, that they had no reason to believe their conduct was unlawful.

     Our Bylaws specifically limit the payment of expenses in connection with a proceeding brought by or in the right of the Company to reasonable expenses, including attorney's fees.

                                  UNDERWRITING

     Subject to the terms and conditions of our underwriting agreement, the underwriters named below, for whom Cruttenden Roth Incorporated and H.C. Wainwright & Co. Inc. are acting as representatives, have severally agreed to purchase from us and we have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite each underwriter's name below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Cruttenden Roth Incorporated................................
H.C. Wainwright & Co., Inc. ................................
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     Our underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business, the receipt of certificates, opinions and letters from our counsel and independent public accountants. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the shares of common stock if any are purchased.

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public on the terms set forth on the cover page of this prospectus. The underwriters may allow selected dealers a concession of not more than $ per share, and the underwriters may allow, and such selected dealers may reallow, a concession of not more than
$     per share, to other dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the representatives. No change in such terms shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     We have granted an option to the underwriters, exercisable for a period of 45 days after the date of this prospectus, to purchase up to an additional 600,000 shares of common stock at the same price per share as the initial shares to be purchased by the underwriters to cover overallotments, if any. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares of common stock in approximately the same proportion as set forth in the above table.

     The representatives of the underwriters have advised us that they do not expect any sales of the shares of common stock offered hereby to be made to discretionary accounts controlled by the underwriters.

     We have agreed to pay the representatives a nonaccountable expense allowance equal to 2% of the aggregate price of the shares of common stock offered hereby (including with respect to shares of common stock underlying the overallotment option, if and to the extent it is exercised) set forth on the front cover of this prospectus. The representatives' expenses in excess of the nonaccountable expense allowance, including legal expenses, will be borne by the representatives.

     We have agreed to issue to the representatives at the closing of the offering warrants to purchase up to 400,000 shares of common stock at an exercise price per share equal to 165% of the initial per share public offering price. The representatives' warrants are exercisable for a period of four years beginning one year from the date of this prospectus.

     The holders of the representatives' warrants will have no voting, dividend or other shareholder rights until the representatives' warrants are exercised. The terms of the representatives' warrants were established as the result of negotiations between the representatives and us. If the representatives' warrants are exercised, the representatives may realize additional compensation. By their terms, the representatives' warrants will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of either of the representative. The number of shares covered by the representatives' warrants and the exercise price are subject to adjustment to prevent dilution. In addition, we have granted certain rights to the holders of the representatives' warrants to register the representatives' warrants and the common stock underlying the representatives' warrants under the Securities Act.

     Total compensation to the representatives and the underwriters is as follows:

        - Commissions -- $       per share of common stock sold;

        - Nonaccountable expense allowance -- $       per share of common stock
          sold; and

        - Warrants to purchase up to 400,000 shares of common stock at 165% of the per share offering price.

     All of our stockholders have entered into lock-up agreements with Cruttenden Roth Incorporated which provide that they will not offer, sell or otherwise dispose of any common stock for a period of 180 days after the commencement of the offering without the prior written consent of Cruttenden Roth. Cruttenden Roth has no present intention to release the locked-up shares prior to expiration of the 180-day-period although Cruttenden Roth may release the locked-up shares prior to expiration of such period. The granting of any release would be conditioned, in the judgment of Cruttenden Roth, on such sale not materially adversely impacting the prevailing trading market for the common stock on the Nasdaq National Market. Specifically, factors such as average trading volume, recent price trends, and the need for additional public float in the market for the common stock would be considered in evaluating such a request. With respect to an aggregate of 443,500 shares, Cruttenden Roth has agreed with two of our stockholders, Charles W. Stewart and Donald J. Sliter, neither of whom is an officer, director or employee, to release one-half of such shares from the lock-up agreement prior to the end of the 180-day period if, after this offering, at least 2,000,000 shares of the common stock trade on the Nasdaq National Market at a price at least equal to the lesser of 120% of the public offering price or $14.40, and to release the remainder of such shares if at least 4,000,000 shares trade at a price at least equal to the lesser of 120% of the public offering price or $14.40. Cruttenden Roth agreed to these release provisions as a further inducement to these individuals to purchase the shares of common stock owned by the employee described under "Change of Accountants."

     Prior to the offering, there has been no established trading market for the common stock. Consequently, the initial public offering price for the common stock offered hereby has been determined by negotiations between the representatives and us. Among the factors considered in such negotiations were the preliminary demand for the common stock, the prevailing market and economic conditions, our results of operations, estimates of our business potential and prospects, the present state of our business operations, an assessment of our management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which we operate, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the public market after the offering at or above the initial public offering price.

     The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against liabilities under the Securities Act or will contribute to payments the underwriters and their controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Kummer Kaempfer Bonner & Renshaw, Las Vegas, Nevada. Certain legal matters in connection with the offering will be passed upon for us by Brownstein Hyatt & Farber, P.C., Denver, Colorado and the Law Office of Gary A. Agron, Englewood, Colorado and for the underwriters by Bryan Cave LLP, Phoenix, Arizona.

                                    EXPERTS

     Our financial statements for the year ended December 31, 1998 and for the period from inception (June 25, 1997) to December 31, 1997, have been included in this prospectus in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent public accountants, as given upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the three months ended March 31, 1999 and 1998 and the March 31, 1999 information included in the period cumulative from inception (June 25, 1997) to March 31, 1999, the independent public accountants have not audited or reviewed such financial information and have not expressed an opinion or any other form of assurance with respect to such financial information.

                             CHANGE OF ACCOUNTANTS


     On December 11, 1998 we engaged BDO Seidman, LLP as our independent public accountant. BDO Seidman, LLP resigned as our independent public accountant on February 4, 1999 because they were unwilling to be associated with our financial statements due to the background of one of our employees. This employee's background included fines and other sanctions imposed by the NASD and the Arizona Corporation Commission and a formal order of private investigation instituted by the Securities and Exchange Commission which formed the basis of a civil action brought against the employee in May 1999. We employed this employee from January 1, 1999 through February 15, 1999 at which time he resigned. The employee was never appointed as an officer or director of quepasa.com, inc. He owned 443,500 shares of our common stock which he sold to two nonaffiliated investors as of the effective date of the offering. Cruttenden Roth Incorporated has agreed to modify the 180 day lock-up agreement on these shares. See "Underwriting." In May 1999 the employee also resigned as an employee of WGM Corporation, the general partner of The Monolith Limited Partnership, a former principal stockholder.


     Prior to their resignation, BDO Seidman, LLC had not completed their audits of any of our financial statements for any period. There were no disagreements between us and BDO Seidman, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of BDO Seidman, LLC would have caused them to make reference to the matter in their report. We allowed BDO Seidman, LLC to read and make comment on this disclosure.

     On February 10, 1999, we engaged Ehrhardt Keefe Steiner & Hottman, PC as our independent public accountants. Prior to their appointment, we did not consult with them on issues relating to our accounting principles or the type of audit opinion with respect to our financial statements to be issued by them.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, covering the common stock. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to our company and the common stock, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees.

     We will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the Commission's Web site at www.sec.gov.

     We will furnish to our stockholders annual reports which will include audited financial statements. We may also furnish to our stockholders quarterly financial statements and other reports that may be authorized by our board of directors.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Financial Statements
  Balance Sheets............................................  F-3
  Statements of Operations..................................  F-4
  Statement of Changes in Stockholders' Equity (Deficit)....  F-5
  Statements of Cash Flows..................................  F-6
Notes to Financial Statements...............................  F-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
quepasa.com, inc.
Phoenix, Arizona

     We have audited the accompanying balance sheets of quepasa.com, inc. (a development stage company) as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and from Inception (June 25, 1997) to December 31, 1997 and cumulative from Inception to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of quepasa.com, inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and from Inception (June 25, 1997) to December 31, 1997 and cumulative from Inception to December 31, 1998 in conformity with generally accepted accounting principles.

                                            Ehrhardt Keefe Steiner & Hottman PC

February 17, 1999
Denver, Colorado

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                     ASSETS

                                                                             DECEMBER 31,
                                                           MARCH 31,     ---------------------
                                                              1999          1998        1997
                                                          ------------   -----------   -------
                                                          (UNAUDITED)
Current assets
  Cash and cash equivalents.............................  $    549,974   $ 2,199,172   $ 2,582
  Deposits receivable...................................            --     1,533,632        --
  Stock subscription receivable (Note 7)................            --       125,000        --
  Forgivable loans (Note 6).............................       431,705       396,540        --
  Prepaid advertising (Note 6)..........................     1,076,918            --        --
                                                          ------------   -----------   -------
          Total current assets..........................     2,058,597     4,254,344     2,582
                                                          ------------   -----------   -------
Property and equipment, net of accumulated depreciation
  of $35,226 (March 31, 1999) and $6,532 (December 31,
  1998) (Note 2)........................................       836,227       354,620        --
Other assets
  Deferred offering costs (Note 6)......................       342,441            --        --
  Deposits and other assets.............................        53,692         2,500        --
                                                          ------------   -----------   -------
          Total other assets............................       396,133         2,500        --
                                                          ------------   -----------   -------
Total assets............................................  $  3,290,957   $ 4,611,464   $ 2,582
                                                          ============   ===========   =======

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable........................................  $    388,436   $    71,222   $ 5,465
  Accrued commissions (Note 7)..........................        24,089       215,233        --
  Stock subscription (Note 7)...........................            --       337,500        --
  Deferred license fees (Note 3)........................        66,665        64,165        --
  Accrued interest......................................        20,000            --        --
  Accrued payroll and related taxes.....................        75,564         2,922        --
  Note payable (Note 4).................................     2,000,000            --        --
                                                          ------------   -----------   -------
          Total current liabilities.....................     2,574,754       691,042     5,465
                                                          ------------   -----------   -------
Commitments and contingencies (Notes 3, 6 and 8)
Stockholders' equity (deficit) (Notes 4 and 7)
  Preferred stock, authorized 5,000,000 shares -- none
     issued or outstanding..............................            --            --        --
  Common stock, authorized 50,000,000 shares, $0.001 par
     value; issued and outstanding 9,075,833 shares
     (March 31, 1999 and December 31, 1998) and
     5,680,000 shares (December 31, 1997)...............         9,076         9,076     5,680
  Additional paid-in capital............................    10,906,477    10,427,477    (5,660)
  Deficit accumulated during the development stage......   (10,199,350)   (6,516,131)   (2,903)
                                                          ------------   -----------   -------
          Total stockholders' equity (deficit)..........       716,203     3,920,422    (2,883)
                                                          ------------   -----------   -------
Total liabilities and stockholders' equity (deficit)....  $  3,290,957   $ 4,611,464   $ 2,582
                                                          ============   ===========   =======

                       See notes to financial statements.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                   CUMULATIVE FROM   CUMULATIVE FROM
                                                                    INCEPTION         INCEPTION         INCEPTION
                          THREE MONTHS ENDED                     (JUNE 25, 1997)   (JUNE 25, 1997)   (JUNE 25, 1997)
                              MARCH 31,            YEAR ENDED          TO                TO                TO
                       ------------------------   DECEMBER 31,    DECEMBER 31,        MARCH 31,       DECEMBER 31,
                          1999          1998          1998            1997              1999              1998
                       -----------   ----------   ------------   ---------------   ---------------   ---------------
                             (UNAUDITED)                                             (UNAUDITED)
Product and content
  development
  expenses...........  $   186,691   $    4,330   $   414,873      $       --       $    601,564       $   414,873
Advertising and
  marketing
  expenses...........    2,062,607           --       250,419              --          2,313,026           250,419
Stock based
  compensation
  expenses...........      479,000           --     5,265,364              --          5,744,364         5,265,364
General and
  administrative
  expenses...........      950,299        9,137       534,632           3,703          1,488,634           538,335
                       -----------   ----------   -----------      ----------       ------------       -----------
          Total
            operating
          expenses...    3,678,597       13,467     6,465,288           3,703         10,147,588         6,468,991
                       -----------   ----------   -----------      ----------       ------------       -----------
Loss from
  operations.........   (3,678,597)     (13,467)   (6,465,288)         (3,703)       (10,147,588)       (6,468,991)
Other income
  (expense)
  Interest expense...      (20,000)          --       (48,994)             --            (68,994)          (48,994)
  Other..............       15,378           --         1,054             800             17,232             1,854
                       -----------   ----------   -----------      ----------       ------------       -----------
Net other income
  (expenses).........       (4,622)          --       (47,940)            800            (51,762)          (47,140)
                       -----------   ----------   -----------      ----------       ------------       -----------
Net loss.............  $(3,683,219)  $  (13,467)  $(6,513,228)     $   (2,903)      $(10,199,350)      $(6,516,131)
                       ===========   ==========   ===========      ==========       ============       ===========
Net loss per share,
  basic and
  diluted............  $      (.41)  $       --   $      (.72)     $       --       $      (1.12)      $      (.72)
                       ===========   ==========   ===========      ==========       ============       ===========
Weighted average
  number of shares
  outstanding, basic
  and diluted........    9,075,833    9,075,833     9,075,833       9,075,833          9,075,833         9,075,833
                       ===========   ==========   ===========      ==========       ============       ===========

                       See notes to financial statements.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                FOR THE PERIOD FROM INCEPTION (JUNE 25, 1997) TO
            DECEMBER 31, 1997, THE YEAR ENDED DECEMBER 31, 1998 AND
               THE THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

                                                                            DEFICIT
                                                                          ACCUMULATED
                                          COMMON STOCK      ADDITIONAL     DURING THE
                                       ------------------     PAID-IN     DEVELOPMENT
                                        SHARES     AMOUNT     CAPITAL        STAGE          TOTAL
                                       ---------   ------   -----------   ------------   -----------
Issuance of common stock for cash
  from initial capitalization, June
  1997 (Note 7)......................  5,680,000   $5,680   $    (5,660)  $         --   $        20
Net loss for the period..............         --       --            --         (2,903)       (2,903)
                                       ---------   ------   -----------   ------------   -----------
Balance, December 31, 1997...........  5,680,000    5,680        (5,660)        (2,903)       (2,883)
Issuance of common stock and stock
  based compensation May 1998 (Note
  7).................................  1,420,000    1,420     4,985,294             --     4,986,714
Issuance of common stock in
  conversion of note payable $1.56
  per share) November 1998 (Note
  4).................................    666,666      667     1,039,113             --     1,039,780
Issuance of common stock in
  conversion of note payable ($1.00
  per share), November 1998 (Note
  4).................................     50,000       50        49,950             --        50,000
Issuance of common stock for cash at
  $3.75 per share, net of $640,587 of
  offering costs November and
  December 1998 (Note 7).............  1,259,167    1,259     4,080,030             --     4,081,289
Issuance of compensatory stock
  options to employees October
  through December 1998 (Note 7).....         --       --       278,750             --       278,750
Net loss for the year................         --       --            --     (6,513,228)   (6,513,228)
                                       ---------   ------   -----------   ------------   -----------
Balance, December 31, 1998...........  9,075,833    9,076    10,427,477     (6,516,131)    3,920,422
Issuance of compensatory stock
  options to employees, January 1999
  (Note 7)...........................         --       --        52,500             --        52,500
Issuance of compensatory stock
  options to officers and directors,
  March 1999 (Note 7)................         --       --       426,500             --       426,500
Net loss for the period
  (unaudited)........................         --       --            --     (3,683,219)   (3,683,219)
                                       ---------   ------   -----------   ------------   -----------
Balance, March 31, 1999
  (unaudited)........................  9,075,833   $9,076   $10,906,477   $(10,199,350)  $   716,203
                                       =========   ======   ===========   ============   ===========

                       See notes to financial statements.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                               CUMULATIVE        CUMULATIVE
                                                                                                  FROM              FROM
                                                                              INCEPTION         INCEPTION         INCEPTION
                                     THREE MONTHS ENDED                    (JUNE 25, 1997)   (JUNE 25, 1997)   (JUNE 25, 1997)
                                         MARCH 31,           YEAR ENDED          TO                TO                TO
                                   ----------------------   DECEMBER 31,    DECEMBER 31,        MARCH 31,       DECEMBER 31,
                                      1999         1998         1998            1997              1999              1998
                                   -----------   --------   ------------   ---------------   ---------------   ---------------
                                        (UNAUDITED)                                            (UNAUDITED)
Cash flows from operating
  activities
  Net loss.......................  $(3,683,219)  $(13,467)  $(6,513,228)       $(2,903)       $(10,199,350)      $(6,516,131)
  Adjustments to reconcile net
     loss to net cash (used in)
     provided by operating
     activities
     Depreciation and
       amortization..............       28,694         --         6,532             --              35,226             6,532
     Stock based compensation....      479,000         --     5,265,364             --           5,744,364         5,265,364
     Accrued interest on
       convertible notes
       payable...................           --         --        39,780             --              39,780            39,780
     Change in assets and
       liabilities
       Deposits receivable.......    1,533,632         --    (1,533,632)            --                  --        (1,533,632)
       Forgivable loans..........      (35,165)        --      (396,540)            --            (431,705)         (396,540)
       Prepaid advertising.......   (1,076,918)        --            --             --          (1,076,918)               --
       Deposits and other
          assets.................      (51,192)        --        (2,500)            --             (53,692)           (2,500)
       Accounts payable..........      317,214     10,325        65,757          5,465             388,436            71,222
       Accrued payroll and
          related taxes..........       72,642         --         2,922             --              75,564             2,922
       Deferred license fees.....        2,500         --        64,165             --              66,665            64,165
                                   -----------   --------   -----------        -------        ------------       -----------
                                     1,270,407     10,325     3,511,848          5,465           4,787,720         3,517,313
                                   -----------   --------   -----------        -------        ------------       -----------
          Net cash (used in)
            provided by operating
            activities...........   (2,412,812)    (3,142)   (3,001,380)         2,562          (5,411,630)       (2,998,818)
                                   -----------   --------   -----------        -------        ------------       -----------
Cash flows from investing
  activities
  Purchase of fixed assets.......     (510,301)        --      (361,152)            --            (871,453)         (361,152)
                                   -----------   --------   -----------        -------        ------------       -----------
          Net cash used in
            investing
            activities...........     (510,301)        --      (361,152)            --            (871,453)         (361,152)
                                   -----------   --------   -----------        -------        ------------       -----------
Cash flows from financing
  activities
  Checks in excess of bank
     balance.....................           --        560            --             --                  --                --
  Stock subscription
     receivable..................      125,000         --      (125,000)            --                  --          (125,000)
  Net proceeds from private
     placements..................           --         --     4,081,289             --           4,081,289         4,081,289
  Proceeds from issuance of note
     payable.....................    2,000,000         --            --             --           2,000,000                --
  Proceeds from convertible note
     payable.....................           --         --     1,100,000             --           1,100,000         1,100,000
  Accrued interest...............       20,000         --            --             --              20,000                --
  Deferred initial public
     offering costs..............     (342,441)        --            --             --            (342,441)               --
  Accrued commissions............     (191,144)        --       215,233             --              24,089           215,233
  Stock subscription.............     (337,500)        --       337,500             --                  --           337,500
  Proceeds from issuance of
     common stock................           --         --           100             20                 120               120
  Payments on notes payable......           --         --       (50,000)            --             (50,000)          (50,000)
                                   -----------   --------   -----------        -------        ------------       -----------
          Net cash provided by
            financing
            activities...........    1,273,915        560     5,559,122             20           6,833,057         5,559,142
                                   -----------   --------   -----------        -------        ------------       -----------

                                                                                               CUMULATIVE        CUMULATIVE
                                                                                                  FROM              FROM
                                                                              INCEPTION         INCEPTION         INCEPTION
                                     THREE MONTHS ENDED                    (JUNE 25, 1997)   (JUNE 25, 1997)   (JUNE 25, 1997)
                                         MARCH 31,           YEAR ENDED          TO                TO                TO
                                   ----------------------   DECEMBER 31,    DECEMBER 31,        MARCH 31,       DECEMBER 31,
                                      1999         1998         1998            1997              1999              1998
                                   -----------   --------   ------------   ---------------   ---------------   ---------------
                                        (UNAUDITED)                                            (UNAUDITED)
Net (decrease) increase in cash
  and cash equivalents...........   (1,649,198)    (2,582)    2,196,590          2,582             549,974         2,199,172
Cash and cash equivalents,
  beginning of period............    2,199,172      2,582         2,582             --                  --                --
                                   -----------   --------   -----------        -------        ------------       -----------
Cash and cash equivalents, end of
  period.........................  $   549,974   $     --   $ 2,199,172        $ 2,582        $    549,974       $ 2,199,172
                                   ===========   ========   ===========        =======        ============       ===========

     Supplemental disclosure of cash flow information:

          Cash paid for interest was $48,994 for the year ended December 31, 1998 and $0 from Inception (June 25, 1997) to December 31, 1997.

     Supplemental schedule of non-cash investing and financing activities:

          During 1998, convertible notes of $1,050,000 were converted into common stock.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Quepasa.com, inc. (the Company), a Nevada Corporation, was incorporated in June 1997. The Company is a Spanish-language Internet portal and community. Quepasa.com offers a number of services such as news, chat and free e-mail. The Company's portal draws viewers to their Web sites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. The Company is targeted to provide users with information and interactive content centered around the Spanish language.

     The Company is a development stage company that has not had any significant revenue since inception. The Company realized a net loss of approximately $6.9 million including a $5.3 million non-cash charge for stock based compensation during the year ended December 31, 1998 and there is no assurance that the Company will generate revenue or earn profit in the future.

     During 1998, the Company changed its name from Internet Century, Inc. to quepasa.com, inc.

  Interim Financial Statements (Unaudited)

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at March 31, 1999 and the results of its operations and changes in cash flows for the three months ended March 31, 1999 and 1998 and the three months ended March 31, 1999 included in the period cumulative from inception to March 31, 1999. The results of operations for the three months ended March 31, 1999 and 1998 are not necessarily indicative of the results to be expected for a full year.

  Stock Split

     In October 1998, the Company's board of directors authorized a 284 for one stock split. The financial statements have been presented as if the split had occurred at inception.

Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

  Deposits Receivable

     Accounts receivable at December 31, 1998 represents refunds due from a media company for advances paid by the Company under an advertising agreement which was canceled prior to advertising services being rendered. The amount was received subsequent to December 31, 1998.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization expense is generally provided on a straight-line basis using estimated useful lives of three to five years.

  Deferred Offering Costs

     Deferred offering costs represents cost incurred in conjunction with the Company's proposed public offering. Deferred offering costs will be offset against net proceeds, if successful, or expensed in operations if the offering is unsuccessful.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

  License Agreement

     The Company entered into a licensing agreement pursuant to which the Company licenses an internet-based search engine. The minimum payments will be expensed on a straight-line basis over the term of the agreement. (Note 3).

  Revenue Recognition

     Advertising revenues are expected to be derived principally from short-term advertising contracts. Revenues are generally recognized ratably over the period in which the advertisement is displayed, provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that web site impression deliveries are falling short of the guarantees, the Company would defer recognition of the corresponding revenues.

  Income Taxes

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  Basic and Diluted Net Loss Per Share

     The Company computes net loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of basic and diluted net loss per share excludes shares of common stock issuable upon exercise of employee stock options as the effect of the exercise would be antidilutive.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Advertising Costs

     Advertising costs are expensed as incurred in accordance with Statement of Position 93-7, "Reporting on Advertising Costs". Advertising costs for the year ended December 31, 1998 and for the period from Inception (June 25, 1997) to December 31, 1997 totaled $132,377 and $0, respectively. The Company recognizes the advertising expense in a manner consistent with how the related advertising is displayed or broadcast.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

  Product and Content Development

     Costs incurred in the classification and organization of listings within the Company's Web site and the development of new products and enhancements to existing products are charged to expense as incurred. Material software development costs incurred during the application development stage are capitalized. Based upon the Company's product development process, and the constant modification of the Company's Web site, costs incurred by the Company during the application development stage have been insignificant.

  Fair Value of Financial Instruments

     The carrying amount of the Company's financial instruments, which principally include cash, deposit receivable, accounts payable, accrued expenses and a note payable, approximate fair value due to the relatively short maturity of the financial instruments.

     The fair value of the Company's debt instruments are based on the amount of future cash flows associated with cash instrument using the Company's borrowing rate. At March 31, 1999 and December 31, 1998 and 1997, the carrying value of all financial instruments was not materially different from fair value.

  Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement requires companies to recognize all derivative contracts at either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are not a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. Historically, the Company has not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to effect its financial statements.

NOTE 2 -- PROPERTY AND EQUIPMENT

                                                                        DECEMBER 31,
                                                          MARCH 31,    ---------------
                                                            1999         1998     1997
                                                         -----------   --------   ----
                                                         (UNAUDITED)
Computer equipment and software........................   $449,430     $344,948   $ --
Furniture, fixtures and equipment......................    337,228       16,204     --
Leasehold improvements.................................     84,795           --     --
                                                          --------     --------   ----
                                                           871,453      361,152     --
Less accumulated depreciation and amortization.........    (35,226)      (6,532)    --
                                                          --------     --------   ----
Property and equipment.................................   $836,227     $354,620   $ --

NOTE 3 -- LICENSE AGREEMENT

     On July 21, 1998, the Company entered an Information Services Agreement (the "Agreement") with Inktomi Corporation ("Inktomi") whereby Inktomi will provide certain services, including but not limited

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

to, search services enabling the Company to access Inktomi database of Internet Web sites. The agreement requires quarterly payments ranging from $60,000 to $75,000 and expires in August 2001. While the agreement provides for certain additional payments based upon actual use of Inktomi's services, the Company believes additional payments, if any, will not be material. The license will be expensed on a straight-line basis over the term of the agreement of three years.

     Minimum payments under the licensing agreement are as follows as of March 31, 1999:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1999........................................................   $212,500
2000........................................................    250,000
2001........................................................    187,500
                                                               --------
                                                               $650,000
                                                               ========

     The license fee expense was $104,165 for the year ended December 31, 1998 and $62,500 for the three months ended March 31, 1999.

     In addition to the Inktomi agreement described above, the Company has various other agreements for technology related to the Company's portal. These agreements are for one to two years and require payments totaling $81,000 in 1999 and $9,000 in 2000. See note 8 (unaudited) for additional commitments.

NOTE 4 -- NOTES PAYABLE

  Convertible Note Payable

     In May 1998, the Company issued $100,000 of convertible debt. The convertible debt accrued interest at 12% per annum and was scheduled to mature on the earlier of May 31, 2000 or the closing date of the Company's initial public offering, if any. The Company had the right to convert unpaid note principal plus any accrued interest into 100,000 shares of common stock at any time during the term of the Note.

     In November 1998, the Company converted $50,000 of the Note into 50,000 shares of the Company's common stock and repaid the balance of $50,000.

     In July 1998, the Company issued $1,000,000 of convertible debt. The convertible debt accrued interest at 12% per annum and was payable on the earlier of May 31, 2000 or at the closing date of the Company's initial public offering, if any. The Company had the right to convert unpaid principal plus any accrued interest into 666,666 shares of common stock at any time during the term of the notes. The Company believes this conversion feature was based on the fair market value of the common stock on the date of issuance.

     In November 1998, the notes and accrued interest of $39,780 were converted into 666,666 shares of the Company's common stock.

  Loans from Related Parties (Unaudited)

     In March of 1999, the Company received a $2 million loan from a former stockholder of the Company. The note bears interest at 12% per annum and is payable at the earlier of the closing date of the IPO or March 2001.


     The Chief Technology Officer has agreed to lend the Company up to $3 million as needed for operations. Any amounts loaned will bear interest at 12% per annum for four months and 14% per annum

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

for the next 20 months and mature 24 months from issuance. In April and May of 1999, the Company was advanced $2,300,000 under the terms of this agreement.

NOTE 5 -- INCOME TAXES

     No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through March 31, 1999. The following table sets forth the primary components of deferred tax assets:

                                                                      DECEMBER 31,
                                                     MARCH 31,    ---------------------
                                                       1999          1998        1997
                                                    -----------   -----------   -------
                                                    (UNAUDITED)
Net operating loss carryforwards..................  $10,631,000   $ 6,910,000   $ 3,000
Nondeductible expenses............................   (5,744,000)   (5,265,000)       --
                                                    -----------   -----------   -------
Gross deferred tax assets.........................    4,887,000     1,645,000     3,000
Valuation allowance...............................   (4,887,000)   (1,645,000)   (3,000)
                                                    -----------   -----------   -------
                                                    $        --   $        --   $    --
                                                    ===========   ===========   =======

     At March 31, 1999 (unaudited) and December 31, 1998 and 1997, the Company fully reserved its deferred tax assets. The Company believes sufficient uncertainty exists regarding the reliability of tax assets such that a full valuation allowance is appropriate.

     At December 31, 1998, the Company had approximately $1,645,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These carryforwards expire in 2013. The Company has approximately $1,645,000 of state net operating loss carryforwards for tax reporting purposes which expire in 2003.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company signed a three year lease agreement for an office located in Las Vegas, Nevada commencing August 15, 1998. The monthly lease payments range from $1,670 to $1,770. The lease expires August 14, 2001.

     The Company signed a three year lease agreement for office equipment commencing in August 1998. The monthly rent payment is $328 and the lease expires in September of 2001.

     Future minimum rental payments under non-cancelable operating and equipment leases are as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1999........................................................   $20,240
2000........................................................    20,847
2001........................................................    14,168
                                                               -------
                                                               $55,255
                                                               =======

     Facilities and equipment leases expense for the three months ended March 31, 1999 and 1998 and the year ended December 31, 1998 and for the period from Inception (June 25, 1997) to December 31, 1997 was $47,000, $0, $45,068 and $0,
respectively.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

  Employment Agreements


     The Company has employment agreements with many of its employees and all of its executive officers. The agreements provide for base salary, forgivable loans and bonus provisions. The forgivable loans are recognized ratably as expense over the service period, or upon termination of the employee if the loan is forgiven at that time. The Chief Technology Officer's agreement provides for a $500,000 payment upon termination without cause. The forgivable loans have been expensed as compensation when made to the employees.


  Proposed Public Offering

     On January 15, 1999, the Company entered into a letter-of-intent with an investment banker relating to a proposed initial public offering of shares of common stock of the Company.

     The initial public offering is expected to consist of the sale of 4,000,000 shares of common stock, plus an option for the underwriters to sell an additional 600,000 shares to cover overallotments. The Company has also authorized the issuance of 400,000 warrants to purchase common stock to the underwriters at an exercise price equal to 120% of the initial per share public offering price. These warrants are exercisable for a period of 4 years beginning one year from the effective date of the offering. Upon issuance of the warrants, the Company will record offering costs as an offset to stockholders equity equal to the fair value of the warrants on the date of grant using the Black-Scholes option pricing method.

  Advertising Contracts

     In January 1999, the Company entered a 26-week sponsorship agreement with a Spanish language television broadcaster. Based on the terms of the agreement, the Company will receive media spots for approximately $800,000. Prepayments made under this agreement were capitalized and are being amortized over the period in which the advertisement is broadcasted. As of March 31, 1999 (unaudited), approximately $677,000 is included in prepaid advertising and $123,000 was expensed as a result of this agreement.

     In February 1999, the Company entered a contract for an 8-week nationwide advertising campaign with a Spanish language radio broadcaster located in the United States. The contract calls for an initial payment of $1.6 million and subsequent monthly payments for broadcasting as incurred. The initial payment made under this agreement was capitalized and is being amortized over the period in which the advertisement is broadcasted. As of March 31, 1999 (unaudited), approximately $400,000 is included in prepaid advertising and $1,200,000 was expensed as a result of this agreement.

     In February 1999, the Company entered into an advertising agreement with an entity partially owned by a former Director of the Company. The agreement provides for advertising services for a flat fee of $78,000 per month and is cancelable by either party with 30 days written notice. During the three months ended March 31, 1999 $78,833 was paid under the terms of this agreement. In addition, approximately $210,000 was paid to the related party in exchange for other promotional items. All payments made were included in advertising expense during the three months ended March 31, 1999.

  Content

     The Company has various agreements with companies which provide content for the Company's Web site. The agreements are for one to two years and require payments totaling $165,000 in 1999 and $120,000 in 2000.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

  Advertising Revenue

     The Company entered into a network affiliation agreement with an internet advertising agency whereby the Company granted the exclusive right to solicit advertising on the Company's Web site. In exchange for this service the advertising agency will retain 30% to 50% of all related advertising revenue based on the number of impressions delivered. The agreement may be terminated by either party with four months notice.

NOTE 7 -- STOCKHOLDERS' EQUITY


     Upon incorporation on June 25, 1997, the Company issued 5,680,000 shares of common stock for $20.00 to the Chief Technology Officer and the other founder of the Company.


  Private Placement

     During November and December of 1998, the Company issued 1,259,167 shares of common stock in a private placement for cash at $3.75 per share. The Company received proceeds of $4,081,289 net of related costs of $640,587. In January 1999, $125,000 of the proceeds were received and are reflected as stock subscription receivable. Of the related costs, $24,089 and $215,233 were unpaid as of March 31, 1999 and December 31, 1998, respectively.

     During December 1998, the Company received excess proceeds of $337,500 with respect to these private placements. These amounts were refunded upon the investors request in January 1999.

  Stock Option Plan

     In October 1998 and later amended, the Company adopted a Stock Option Plan (the "Plan") which provides for the granting of options to officers, directors, and consultants. The plan permits the granting of "incentive stock options" meeting the requirements of Section 422A of the Internal Revenue Code as well as "nonqualified" which do not satisfy the requirements of that section. 6,000,000 shares of common stock have been restricted under the plan for the granting of options. The Plan will be in effect until November 1, 2009, unless extended by the Company's stockholders. The options are exercisable to purchase stock for a period of ten years from the date of grant.

     Incentive Stock Options granted pursuant to this Plan may not have an option price that is less than the fair market value of the stock on the date the option is granted. Incentive stock options granted to significant stockholder shall have an option price of not less than 110% of the fair market value of the stock on the date of the grant. Options granted under the plan vest one third at the end of each of the three years of service following the grant date. The board of directors of the Company may waive the vesting requirements at its discretion. All stock options issued under the Plan are exercisable for a period of 10 years from the date of grant.

  Employee Compensatory Stock and Stock Options

     Stock-based Compensation. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees; and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

     During May of 1998, the Company issued 1,420,000 shares of common stock to a former officer of the Company and the original stockholders of the Company transferred 3,566,714 existing shares to several employees and one advisor. The fair market value of the common stock on the date of these issuances was determined to be $1.00 based on the issuance of convertible debt in May of 1998 which was convertible into common stock at $1.00 per share. Approximately $5 million in compensation expense is reflected in the December 31, 1998 financial statements as a result of these transactions.

     Throughout 1998, the Company issued "nonqualified" options to purchase common stock to several employees under the stock option plan. Compensation expense of approximately $279,000 was recognized based on the difference between the exercise price and fair value of the stock.

     In November 1998, the Company granted 50,000 stock options to purchase common stock to the Chief Executive Officer. The options are exercisable at $1.50, vest immediately and have a term of 10 years. Approximately $113,000 (based on the intrinsic value of the option) of compensation expense was recorded during the year ended December 31, 1998 as a result of this transaction.

     In January 1999, the Company granted 500,000 stock options to purchase common stock to the President and Chief Technology Officer. The options are exercisable at $8.00, vest immediately and have a term of 10 years. As the exercise price was determined to be equal to fair value on the date of grant no compensation expense was recorded as a result of this transaction.


     In April 1999, the Chief Technology Officer was also granted options to purchase up to 200,000 shares of common stock exercisable at $12.00 per share that vest over a three year period. As the exercise price was determined to be equal to fair value on the date of grant no compensation expense was recorded as a result of this transaction.


     In January 1999, the Company granted 35,000 options to employees with an exercise price of $1.00. These options vest over a period of three years. Approximately $52,500 of compensation expense was recognized during the three months ended March 31, 1999 based on the fair market value on the date of grant and in consideration of vesting period. Additionally, the Company granted a total of 50,000 options to two directors. The options, 25,000 at an exercise price of $1.50 and 25,000 at an exercise price of $8.00 all vested immediately. The Company recognized approximately $426,500 of compensation expense which was determined to be the fair value of the options or the date of grant utilizing the Black-Scholes option pricing method with the following assumptions: expected life of 10 years, no volatility, risk free interest rates of 6% and a 0% dividend yield. Additionally, 1,163,000 options were granted to employees with an exercise price of $8. The exercise price of the options were equal to or greater than the fair value of the common stock on the date of grant. As the Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," no compensation expense has been recognized related to these options.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

     Had compensation cost for stock-based compensation been determined based on the fair value or the grant date consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts presented below:

                                                                                     CUMULATIVE        CUMULATIVE
                                                                    INCEPTION      FROM INCEPTION    FROM INCEPTION
                       THREE MONTHS                              (JUNE 25, 1997)   (JUNE 25, 1997)   (JUNE 25, 1997)
                          ENDED                    YEAR ENDED          TO                TO                TO
                        MARCH 31,     MARCH 31,   DECEMBER 31,    DECEMBER 31,        MARCH 31,       DECEMBER 31,
                           1999         1998          1998            1997              1999              1998
                       ------------   ---------   ------------   ---------------   ---------------   ---------------
                             (UNAUDITED)                                             (UNAUDITED)
Net loss
  As reported........  $ (3,683,219)  $(13,467)   $(6,513,228)       $2,903         $(10,199,350)      $(6,516,131)
  Pro forma..........  $ (7,362,091)  $(13,467)   $(6,728,228)       $2,903         $(14,093,222)      $(6,731,131)
Basic and diluted
  loss per share
  As reported........  $       (.41)  $     --    $      (.72)       $   --         $      (1.12)      $      (.72)
  Pro forma..........  $       (.81)  $     --    $      (.74)       $   --         $      (1.55)      $      (.74)

     The fair value of option grants is estimated on the date of grants utilizing the Black-Scholes option pricing model with the following assumptions for 1998: expected life of 10 years, no volatility, risk-free interest rates of 6%, and a 0% dividend yield.

     At March 31, 1999 (unaudited) and December 31, 1998, 1,463,000 and 215,000 of common stock options were outstanding, respectively. All of these potential common shares were excluded from the computation of diluted earnings per share because their inclusion would be antidilutive.

     Summarized information relating to stock options is as follows:

                                                                          WEIGHTED
                                                               COMMON     AVERAGE
                                                                STOCK     EXERCISE
                                                               OPTIONS     PRICE
                                                              ---------   --------
Outstanding, December 31, 1997..............................         --       --
Issued......................................................    215,000     2.45
                                                              ---------    -----
Outstanding, December 31, 1998..............................    215,000     2.45
Issued......................................................  1,248,000     7.82
                                                              ---------    -----
Outstanding, March 31, 1999 (unaudited).....................  1,463,000     7.35
                                                              =========    =====
Exercisable, December 31, 1998..............................    120,000     1.89
                                                              =========    =====
Exercisable, March 31, 1999.................................  1,226,500     7.91
                                                              =========    =====

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

     The weighted average exercise prices for the options outstanding at March 31, 1999 (unaudited) are as follows:

                                                                           WEIGHTED
                                                               COMMON      AVERAGE
                                                                STOCK      EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
                                                                175,000     $1.22
                                                                100,000      3.75
                                                              1,188,000      8.00
                                                              ---------
Outstanding March 31, 1999..................................  1,463,000
                                                              =========

                                                                           WEIGHTED
                                                               COMMON      AVERAGE
                                                                STOCK      EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
                                                                125,000     $1.40
                                                                 25,000     $3.75
                                                              1,056,300     $8.00
                                                              ---------
Exercisable at March 31, 1999...............................  1,226,500
                                                              =========

     The weighted average contractual life is ten years. The weighted average grant date fair value for all options granted during the year ended December 31, 1998 and the three months ended March 31, 1999 are as follows:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                              NUMBER OF    GRANT DATE
                                                               OPTIONS     FAIR VALUE
                                                              ---------    ----------
Granted during year ended December 31, 1998 at
  Less than fair value......................................    115,000      $3.04
  Equal to fair value.......................................    100,000       1.67
  Greater than fair value...................................         --
                                                              ---------
                                                                215,000
                                                              =========

Granted during 3 months ended March 31, 1999 at
  Less than fair value......................................     85,000      $9.22
  Equal to fair value.......................................  1,163,000       3.57
  Greater than fair value...................................         --
                                                              ---------
                                                              1,248,000
                                                              =========

NOTE 8  SUBSEQUENT EVENTS (UNAUDITED)

     In April 1999, the Company's Sponsorship Agreement with the Spanish language television broadcaster (note 6) was expanded under a separate agreement. Under the terms of the expanded agreement, the Company issued 600,000 shares of common stock and 1,000,000 warrants to purchase common stock. The warrants are exercisable for a period of 2 years at 120% of the public offering price per share. In exchange for the common stock issued, the Company received a $5 million advertising credit

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
       (INFORMATION WITH RESPECT TO MARCH 31, 1999 AND 1998 IS UNAUDITED)

to be utilized ratably over 5 years. Additionally, the Company agreed to purchase an additional $1 million of advertising to be broadcast over 26 weeks commencing August, 1999. As a result of the common stock issued approximately $770,000 of expense will be recognized during the year ended December 31, 1999 as advertising expense determined by the fair value of the stock on the date of issuance, or $11. The warrants have no significant value as determined using the Black Scholes option pricing model. The following assumptions were used in the option pricing model: stock price of $11, exercise price of $13.20, option term of two years, risk free interest rate of 6%, no volatility and a dividend yield of 0%. The fair value of the shares issued was based on the fair market value of the stock on the date of issuance or $11. The agreement may be cancelled by either party if the proposed initial public offering is not successful.

     In April 1999, the Company issued 50,000 shares of its Common Stock to an entity partially owned by a former director of the Company for advertising and marketing services valued at $550,000. The fair value of the shares issued was based on the fair market value of the stock on the date of issuance or $11 which approximates the value of the advertising and marketing services received. The expense for advertising and marketing services will be recognized as the services are performed and should be complete by December 31, 1999.

     In April 1999, the Company entered into a sponsorship agreement with the Arizona Diamondbacks. A director of the Company serves as the Arizona Diamondbacks' Chief Executive Officer and General Manager who subsequently became a Director of the Company. Under this agreement, the Company will receive English and Spanish television and radio broadcast time, ballpark signage, and Internet and print promotions for a sponsorship fee of $1.5 million, $500,000 of which was paid in April 1999 with the remaining $1 million payable over the 1999 baseball season. The $1.5 million sponsorship fee will be recognized as expense ratably over the 1999 baseball season.

     In April 1999, the Company entered into an agreement with the Miami Herald, providing for Spanish language news features on the Company's web site and other promotional item. The agreement requires approximately $720,000 to be paid over the remainder of 1999. The $720,000 will be recognized as expense over the term of the agreement.

     In April 1999, the Company entered into an agreement with Fox Sports World Espanol. The agreement requires total payments of $425,000 and involves numerous media elements and joint marketing promotions.


     In April 1999, the Company's Chief Executive Officer received options to purchase 350,000 shares of common stock. The options are exercisable at $7.00 per share, vest immediately and have a term of 10 years. In addition, the Company's Chief Technology Officer transferred 50,000 shares to the new president and the Company issued 50,000 shares to an entity owned by the president. As a result of these transactions, the Company will record an approximate $1,500,000 charge to earnings in April 1999 for stock based compensation. The fair value of the shares issued was based on the fair market value of the stock on the date of issuance of $11. The charge to earnings as a result of the options issued was based on the intrinsic value as determined by APB 25.



     As a result of the above transactions, the issuance of 200,000 options to the Chief Technology Officer in April 1999, and various other subsequent events, a total of 3,398,000 options and warrants are outstanding as of April 27, 1999 with the weighted average exercise price (assuming an $11.00 IPO price) of $9.32.

            [INSIDE BACK COVER PAGE -- SCREEN SHOT OF MAP REFLECTING
                   TOTAL U.S. HISPANIC POPULATION BREAKDOWN]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [QUEPASA.COM LOGO]

     UNTIL             , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)


SEC Registration Statement..................................  $   17,983
NASD Filing Fee.............................................  $    6,596
Blue Sky Filing Fees........................................  $    2,500
Blue Sky Legal Fees.........................................  $    5,000
Printing Expenses...........................................  $  150,600
Legal Fees and Expenses.....................................  $  575,000
Accounting Fees.............................................  $  125,000
Transfer Agent Fees.........................................  $    5,000
Nasdaq Application Fee......................................  $   25,000
Miscellaneous Expenses......................................  $   87,921
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========


---------------

(1) All expenses, except the SEC registration fee and NASD filing fee, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article twelfth of the Registrant's amended articles of incorporation provides as follows:

          "The liability of the directors of the Corporation for monetary damages for breach of fiduciary duty is eliminated to the fullest extent provided by Nevada law.

          Directors and officers of the Corporation shall be indemnified by the Corporation against any liability to the fullest extent provided by Nevada law."

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the last three years, the Registrant sold the following securities which were not registered under the Securities Act, as amended.

NAME                                                     DATE    NUMBER OF SHARES   PRICE PER SHARE
----                                                    ------   ----------------   ---------------
Jeffrey Peterson......................................  Jun-97      2,840,000          $.0000035
Jennifer Ferlaino.....................................  Jun-97      2,840,000          $.0000035
Michael Silberman.....................................  May-98      1,420,000          $  0.0001
Enver Zaky(1).........................................  Nov-98         50,000          $    1.00
Mitchell Pierce(2)....................................  Nov-98        333,333          $    1.56
Tim Pring(2)..........................................  Nov-98        333,333          $    1.56
Louis Grubb...........................................  Nov-98         66,667          $    3.75
Daniel Louis Grubb....................................  Nov-98         66,667          $    3.75
Bradley T. Pring......................................  Nov-98        106,667          $    3.75
Marshall Chesrown.....................................  Nov-98        100,000          $    3.75
John Pring............................................  Nov-98         26,667          $    3.75
John Elway............................................  Nov-98        133,333          $    3.75
Felix Sabates.........................................  Nov-98         66,666          $    3.75
Mayer Shirazipour.....................................  Nov-98        100,000          $    3.75
Mitchell Pierce.......................................  Dec-98        103,333          $    3.75
Al Monjazeb...........................................  Dec-98         30,000          $    3.75
Anthony Bily..........................................  Dec-98         53,333          $    3.75
Laurence R. Davis.....................................  Dec-98         20,000          $    3.75
D.A. Huschke..........................................  Dec-98         26,667          $    3.75

NAME                                                     DATE    NUMBER OF SHARES   PRICE PER SHARE
----                                                    ------   ----------------   ---------------
Fredrick Kaefer.......................................  Dec-98         27,000          $    3.75
Michael Maynard.......................................  Dec-98         40,000          $    3.75
John McGrath..........................................  Dec-98         20,000          $    3.75
James Peterson........................................  Dec-98         20,000          $    3.75
Peter A. Pfer.........................................  Dec-99         27,000          $    3.75
Lyle Reigel...........................................  Dec-98         52,700          $    3.75
Chester Sawko.........................................  Dec-98         20,000          $    3.75
Rick Scheer...........................................  Dec-98         31,800          $    3.75
Joe Seiwert III.......................................  Dec-98         20,000          $    3.75
David Solana..........................................  Dec-98         26,667          $    3.75
Martin Sousa..........................................  Dec-98         20,000          $    3.75
Keith Stone...........................................  Dec-98         27,000          $    3.75
Donald Strate.........................................  Dec-98         27,000          $    3.75
                                                                    ---------
          Total.......................................              9,075,833

---------------

(1) Conversion of a promissory note issued by the Registrant in May 1998.

(2) Conversion of a promissory note issued by the Registrant in July 1998.

     In April 1999 the Registrant issued (a) 600,000 shares of its common stock and warrants to purchase 1,000,000 additional shares to Telemundo Network Group LLC in exchange for, among other things, $5 million of prepaid advertising credit on the Telemundo Network, (b) 50,000 shares of its common stock to Garcia/LKS in exchange for $500,000 of prepaid marketing and advertising services and (c) 50,000 shares of its common stock to Southwest Harvard Group, a company owned by Gary L. Trujillo who became the Registrant's President later in April, pursuant to a consulting agreement.

     With respect to the sales made, the Registrant relied on Section 4(2) and Regulation D Rule 506 of the Securities Act of 1933, as amended (the "Securities Act"). No advertising or general solicitation was employed in offering the securities. The securities were offered to a limited number of persons all of whom were business associates of the Registrant or its executive officers and directors, and the transfer thereof was appropriately restricted by the Registrant. All persons were accredited investors as that term is defined in Rule 501 of Regulation D under the Securities Act and were capable of analyzing the merits and risks of their investment and who acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


      EXHIBIT NO.                                   TITLE
      -----------                                   -----
          1.01           -- Form of Underwriting Agreement(1)
          1.02           -- Form of Representative's Warrant(1)
          3.01           -- Articles of Incorporation of the Registrant, as
                            amended(1)
          3.02           -- Bylaws of the Registrant(1)
          3.03           -- Amended and Restated Bylaws of the Registrant(1)
          3.04           -- Amended and Restated Bylaws of the Registrant(1)
          5.01           -- Opinion of Kummer Kaempfer Bonner & Renshaw, regarding
                            legality of the common stock (includes consent)(1)
          5.02           -- Opinion of Kummer Kaempfer Bonner & Renshaw, regarding
                            legality of the common stock and warrants (includes
                            consent)(1)
         10.01           -- Agreement with Inktomi Corporation(1)
         10.02           -- Voting Trust Agreement
         10.03           -- Agreement with Reuters NewMedia, Inc., as amended(1)
         10.04           -- Office Lease (Arizona)(1)

      EXHIBIT NO.                                   TITLE
      -----------                                   -----
         10.05           -- Employment Agreement with Mr. Peterson, as amended(1)
         10.06           -- Employment Agreement with Mr. Silberman, as amended(1)
         10.07           -- Employment Agreement with Mr. Galan(1)
         10.08           -- Employment Agreement with Mr. Ross(1)
         10.09           -- Employment Agreement with Mr. Offenbecher(1)
         10.10           -- Employment Agreement with Mr. Roldan(1)
         10.11           -- Employment Agreement with Mr. Garcia (Luis)(1)
         10.12           -- Agreement with WeatherLabs, Inc.(1)
         10.13           -- Agreement with Heftel Broadcasting Company(1)
         10.14           -- Agreement with GTE Internetworking, Inc.(1)
         10.15           -- Agreement with Exodus Communications, Inc.(1)
         10.16           -- Agreement with Telemundo Network Group LLC(1)
         10.17           -- Agreement with 24/7 Media, Inc.(1)
         10.18           -- Employment Agreement with Mr. Hubert, as amended(1)
         10.19           -- Office Lease (Nevada)(1)
         10.20           -- 1998 Stock Option Plan, as amended and forms of Option
                            Agreements(1)
         10.21           -- Monolith Promissory Notes(1)
         10.22           -- Agreement with Garcia/LKS(1)
         10.23           -- Employment Agreement with Mr. Taylor(1)
         10.24           -- Form of Voting Trust Agreement(1)
         10.25           -- Jeffrey S. Peterson Loan Agreement(1)
         10.26           -- Agreement with Telemundo Network Group LLC(1)
         10.27           -- Telemundo Warrant(1)
         10.28           -- Agreement with Arizona Diamondbacks(1)
         10.29           -- Agreement with Miami Herald Online(1)
         10.30           -- Amended and Restated Employment Agreement with Mr.
                            Peterson(1)
         10.31           -- Agreement with Fox Sports World Espanol Agreement(1)
         10.32           -- Amendment of Employment Agreement with Mr. Galan(1)
         10.33           -- Amended and Restated 1998 Stock Option Plan(1)
         10.34           -- Employment Agreement with Mr. Trujillo(1)
         10.35           -- Employment Agreement with Mr. Trujillo(1)
         10.36           -- Consulting Agreement with Mr. Trujillo(1)
         10.37           -- Amended Employment Agreement with Mr. Taylor(1)
         10.38           -- Amended and Restated Employment Agreement with Mr.
                            Trujillo(1)
         10.39           -- Second Amended and Restated Employment Agreement with Mr.
                            Peterson(1)
         16.01           -- Letter from BDO Seidman, LLP(1)
         23.05           -- Consent of Kummer, Kaempfer, Bonner & Renshaw (Included
                            in Exhibits 5.01 and 5.02 above)(1)
         23.06           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.07           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.08           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.09           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.10           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.11           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC


---------------

(1) Previously filed.

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes:

          (a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e) That:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (g) To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, state of Arizona, on June 18, 1999.


                                            quepasa.com, inc.

                                            By:    /s/ GARY L. TRUJILLO
                                              ----------------------------------
                                                       Gary L. Trujillo
                                                   Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary L. Trujillo, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed below by the following persons on the dates indicated.


                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
                          *                            Chairman of the Board of           June 18, 1999
-----------------------------------------------------    Directors, Chief Executive
                  Gary L. Trujillo                       Officer and President

                          *                            Chief Technology Officer and       June 18, 1999
-----------------------------------------------------    Director
                 Jeffrey S. Peterson

                          *                            Chief Financial Officer            June 18, 1999
-----------------------------------------------------    (Principal Accounting Officer)
                    Juan C. Galan

                          *                            Director                           June 18, 1999
-----------------------------------------------------
                 L. William Seidman

                          *                            Director                           June 18, 1999
-----------------------------------------------------
                 Jerry J. Colangelo

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                          *                            Director                           June 18, 1999
-----------------------------------------------------
                    Alan J. Sokol

                          *                            Director                           June 18, 1999
-----------------------------------------------------
                 Jose Maria Figueres

                          *                            Director                           June 18, 1999
-----------------------------------------------------
                    Louis Olivas

                /s/ GARY L. TRUJILLO                                                      June 18, 1999
-----------------------------------------------------
                *Gary L. Trujillo, as
                  Attorney-in-Fact

                                 EXHIBIT INDEX


      EXHIBIT NO.                                   TITLE
      -----------                                   -----
          1.01           -- Form of Underwriting Agreement(1)
          1.02           -- Form of Representative's Warrant(1)
          3.01           -- Articles of Incorporation of the Registrant, as
                            amended(1)
          3.02           -- Bylaws of the Registrant(1)
          3.03           -- Amended and Restated Bylaws of the Registrant(1)
          3.04           -- Amended and Restated Bylaws of the Registrant(1)
          5.01           -- Opinion of Kummer Kaempfer Bonner & Renshaw, regarding
                            legality of the common stock (includes consent)(1)
          5.02           -- Opinion of Kummer Kaempfer Bonner & Renshaw, regarding
                            legality of the common stock and warrants (includes
                            consent)(1)
         10.01           -- Agreement with Inktomi Corporation(1)
         10.02           -- Voting Trust Agreement
         10.03           -- Agreement with Reuters NewMedia, Inc., as amended(1)
         10.04           -- Office Lease (Arizona)(1)
         10.05           -- Employment Agreement with Mr. Peterson, as amended(1)
         10.06           -- Employment Agreement with Mr. Silberman, as amended(1)
         10.07           -- Employment Agreement with Mr. Galan(1)
         10.08           -- Employment Agreement with Mr. Ross(1)
         10.09           -- Employment Agreement with Mr. Offenbecher(1)
         10.10           -- Employment Agreement with Mr. Roldan(1)
         10.11           -- Employment Agreement with Mr. Garcia (Luis)(1)
         10.12           -- Agreement with WeatherLabs, Inc.(1)
         10.13           -- Agreement with Heftel Broadcasting Company(1)
         10.14           -- Agreement with GTE Internetworking, Inc.(1)
         10.15           -- Agreement with Exodus Communications, Inc.(1)
         10.16           -- Agreement with Telemundo Network Group LLC(1)
         10.17           -- Agreement with 24/7 Media, Inc.(1)
         10.18           -- Employment Agreement with Mr. Hubert, as amended(1)
         10.19           -- Office Lease (Nevada)(1)
         10.20           -- 1998 Stock Option Plan, as amended and forms of Option
                            Agreements(1)
         10.21           -- Monolith Promissory Notes(1)
         10.22           -- Agreement with Garcia/LKS(1)
         10.23           -- Employment Agreement with Mr. Taylor(1)
         10.24           -- Form of Voting Trust Agreement(1)
         10.25           -- Jeffrey S. Peterson Loan Agreement(1)
         10.26           -- Agreement with Telemundo Network Group LLC(1)
         10.27           -- Telemundo Warrant(1)
         10.28           -- Agreement with Arizona Diamondbacks(1)
         10.29           -- Agreement with Miami Herald Online(1)
         10.30           -- Amended and Restated Employment Agreement with Mr.
                            Peterson(1)

      EXHIBIT NO.                                   TITLE
      -----------                                   -----
         10.31           -- Agreement with Fox Sports World Espanol Agreement(1)
         10.32           -- Amendment of Employment Agreement with Mr. Galan(1)
         10.33           -- Amended and Restated 1998 Stock Option Plan(1)
         10.34           -- Employment Agreement with Mr. Trujillo(1)
         10.35           -- Employment Agreement with Mr. Trujillo(1)
         10.36           -- Consulting Agreement with Mr. Trujillo(1)
         10.37           -- Amended Employment Agreement with Mr. Taylor(1)
         10.38           -- Amended and Restated Employment Agreement with Mr.
                            Trujillo(1)
         10.39           -- Second Amended and Restated Employment Agreement with Mr.
                            Peterson(1)
         16.01           -- Letter from BDO Seidman, LLP(1)
         23.05           -- Consent of Kummer, Kaempfer, Bonner & Renshaw (Included
                            in Exhibits 5.01 and 5.02 above)(1)
         23.06           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.07           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.08           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.09           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.10           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC(1)
         23.11           -- Consent of Ehrhardt Keefe Steiner & Hottman, PC


---------------

(1) Previously filed.